EXHIBIT 99.1

RENEWAL ANNUAL INFORMATION FORM For the year ended December 31, 2004 March 14, 2005

TABLE OF CONTENTS

GLOSSARY OF TERMS	iii
ABBREVIATIONS AND CONVERSIONS	v
PRESENTATION OF ENERPLUS' OIL AND GAS RESERVES AND PRODUCTION INFORMATION	vi
PRESENTATION OF ENERPLUS' FINANCIAL INFORMATION	ix
DESCRIPTION OF DISTRIBUTABLE INCOME	ix
FORWARD-LOOKING STATEMENTS	ix
STRUCTURE OF ENERPLUS RESOURCES FUND	1
GENERAL DEVELOPMENT OF ENERPLUS RESOURCES FUND	3
Historical Overview	3
Update on Mutual Fund Trust Status and Taxation Matters	4
Update on Unitholder Limited Liability and Index Inclusion	5
OIL AND NATURAL GAS RESERVES	6
Summary of Aggregate Enerplus Reserves	7
Summary of Sproule Report	8
Summary of GLJ Report	12
Reconciliation of Reserves	14
Reconciliation of Changes in Net Present Value of Future Net Revenue	16
Undeveloped Reserves	16
Proved and Probable Reserves Not on Production	16
OPERATIONAL INFORMATION	17
Overview	17
Description of Principal Properties and Operations	17
Summary of Production Locations	21
Oil and Natural Gas Wells and Unproved Properties	23
Exploration and Development Activities	23
Quarterly Production History	24
Quarterly Netback History	24
Abandonment and Reclamation Costs	25
Tax Horizon	25
Costs Incurred	25
Marketing Arrangements and Forward Contracts	26
Environment, Health and Safety	26
Impact of Environmental Protection Requirements	27
Additional Operational Information	27
INFORMATION RESPECTING ENERPLUS RESOURCES FUND	28

- i -

TABLE OF CONTENTS

Description of the Trust Units and the Trust Indenture	28
Description of the Royalty Agreements and Subordinated Note	35
Management and Corporate Governance	36
Unitholder Rights Plan	36
DEBT OF ENERPLUS	37
Bank Credit Facility	37
Senior Unsecured Notes	38
DISTRIBUTIONS TO UNITHOLDERS	39
Distributable Income	39
Distribution History	39
U.S. Tax Reporting Matters	40
INDUSTRY CONDITIONS	41
RISK FACTORS	46
MARKET FOR SECURITIES	58
DIRECTORS AND OFFICERS	59
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	61
MATERIAL CONTRACTS AND DOCUMENTS AFFECTING THE RIGHTS OF SECURITYHOLDERS	62
INTERESTS OF EXPERTS	62
REGISTRAR AND TRANSFER AGENT	62
ADDITIONAL INFORMATION	62
APPENDIX "A" - REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR	A-1
APPENDIX "B" - REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR	B-1
APPENDIX "C" - REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION	C-1
APPENDIX "D" - AUDIT COMMITTEE DISCLOSURE	D-1

- ii -

GLOSSARY OF TERMS

Unless the context otherwise requires, in this Annual Information Form, the following terms and abbreviations have the meanings set forth below. Additional terms relating to oil and natural gas reserves and operations have the meanings set forth under "Presentation of Enerplus' Oil and Gas Reserves and Production Information."

"bitumen" means a highly viscous crude oil which is too thick to flow in its native state and which cannot be produced without altering its viscosity. The density of bitumen is generally less than 10º API;

"Deer Creek" means Deer Creek Energy Limited, the operator of the Joslyn Creek Project;

"ECT" means Enerplus Commercial Trust, a trust organized under the laws of Alberta (the trustee of which is Enerplus ECT Resources Ltd., an Alberta corporation) and an indirect wholly owned subsidiary of the Fund;

"EGEM" means Enerplus Global Energy Management Company, an indirect wholly owned subsidiary of the Fund which, prior to its acquisition by Enerplus from a third party, provided management and administrative services to Enerplus;

"EnerMark" means EnerMark Inc., a corporation organized under the Business Corporations Act (Alberta) and a wholly owned subsidiary of the Fund;

"Enerplus" means Enerplus Resources Fund and its subsidiaries, taken as a whole;

"Enerplus Oil & Gas" means Enerplus Oil & Gas Ltd., a corporation organized under the Business Corporations Act (Alberta) and a wholly owned subsidiary of ERC;

"ERC" means Enerplus Resources Corporation, a corporation organized under the Business Corporations Act (Alberta) and a wholly owned subsidiary of EnerMark;

"Fund" means Enerplus Resources Fund;

"GAAP" means generally accepted accounting principles;

"GLJ" means Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants;

"GLJ Report" means the independent engineering evaluation of Enerplus' interest in the Joslyn Creek Project prepared by GLJ dated February 22, 2005 and effective December 31, 2004, utilizing commodity price forecasts of Sproule (for internal consistency in Enerplus' reserves reporting) dated December 31, 2004;

"Joslyn Creek Project" or the "Project" means the development of Oil Sands Lease #24 located in the Athabasca oil sands fairway of northeastern Alberta, in which Enerplus has a 16% working interest and Deer Creek has an 84% working interest and is the operator of the project;

"Joslyn Lease" means the sections of land contained within Alberta Oil Sands Lease No. 7280060T24 and Alberta Oil Sands Permit No. 7099110070;

- iii -

"NI 51-101" means National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities, adopted by the Canadian securities regulatory authorities;

"SAGD" means Steam Assisted Gravity Drainage, an in situ production process used to recover bitumen from oil sands;

"Sproule" means Sproule Associates Limited, independent petroleum consultants;

"Sproule Report" means the independent engineering evaluation of Enerplus' conventional oil, NGLs and natural gas interests prepared by Sproule dated February 3, 2005 and effective December 31, 2004, utilizing commodity price forecasts of Sproule dated December 31, 2004;

"subsidiary" has the meaning assigned thereto in the Securities Act (Alberta);

"Tax Act" means the Income Tax Act (Canada);

"Trust Indenture" means the Amended and Restated Trust Indenture dated January 1, 2004 among EnerMark, ERC and the Trustee, as may be amended, supplemented or restated from time to time;

"Trust Units" means the trust units of the Fund, each representing an equal undivided beneficial interest in the Fund; and

"Trustee" means CIBC Mellon Trust Company, or its successor as trustee of the Fund.

- iv -

ABBREVIATIONS AND CONVERSIONS

In this Annual Information Form, the following abbreviations have the meanings set forth below.

AECO API	Alberta Energy Company interconnect with the Nova System, the Canadian benchmark for natural gas pricing purposes American Petroleum Institute	Mbbls	one thousand barrels
		MBOE	one thousand barrels of oil equivalent
		Mcf	one thousand cubic feet
bbls	barrels, with each barrel representing 34.972 imperial gallons or 42 U.S. gallons	Mcf/d	one thousand cubic feet per day
bbls/d Bcf	barrels per day billion cubic feet	MMbbls	one million barrels
		MMBOE	one million barrels of oil equivalent
Bcf/d	billion cubic feet per day	MMBTU	one million British Thermal Units
BOE
barrels of oil equivalent converting 6 Mcf of natural gas to one barrel of oil equivalent and one barrel of natural gas liquids to one barrel of oil equivalent. The factor used to convert natural gas and natural gas liquids to oil equivalent is not based on either energy content or prices but is a commonly used industry benchmark.
		MMcf MMcf/d NGLs WTI	one million cubic feet one million cubic feet per day natural gas liquids West Texas Intermediate at Cushing, Oklahoma, the benchmark for North American crude oil pricing purposes
BOE/d	barrels of oil equivalent per day

In this Annual Information Form, unless otherwise indicated, all dollar amounts are in Canadian dollars and all references to "$" are to Canadian dollars.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.293
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.4047
hectares	acres	2.471

- v -

PRESENTATION OF ENERPLUS'
OIL AND GAS RESERVES AND PRODUCTION INFORMATION

Disclosure of Information

In this Annual Information Form, all estimates of oil and natural gas reserves and production are presented on a "company interest" basis (as defined below), unless expressly indicated that they have been presented on a "gross" or "net" basis. Enerplus' actual oil and natural gas reserves and future production may be greater than or less than the estimates provided in this Annual Information Form. The estimated future net revenue from the production of Enerplus' oil and natural gas reserves does not represent the fair market value of Enerplus' reserves.

The United States Securities and Exchange Commission (the "SEC") generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves net of royalties and interests of others that an issuer has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Canadian securities laws permit oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only Proved Reserves but also Probable Reserves (each as defined in NI 51-101 and described below), and to disclose reserves and production on a "gross" basis before deducting royalties. Probable Reserves are higher risk and are generally believed to be less likely to be accurately estimated or recovered than Proved Reserves. Enerplus has prepared this Annual Information Form in accordance with Canadian disclosure requirements, and as a result, Enerplus has disclosed reserves designated as "Probable Reserves" and "Proved plus Probable Reserves". The SEC's guidelines strictly prohibit reserves in these categories from being included in filings with the SEC that are required to be prepared in accordance with U.S. disclosure requirements. Moreover, Enerplus has determined and disclosed estimated future net revenue from its reserves using both constant and forecast prices and costs, whereas the SEC generally requires that prices and costs be held constant at levels in effect at the date of the reserve report.

Enerplus has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Note to Reader Regarding Oil and Gas Information, Definitions and National Instrument 51-101

The oil and gas operational and reserves information contained in this Annual Information Form contains the information required to be included in the Statement of Reserves Data and Other Oil and Gas Information pursuant to NI 51-101 adopted by the Canadian securities regulatory authorities and has been prepared and prescribed in accordance with Form 51-101F1. Readers should also refer to the Report on Reserves Data by Sproule attached hereto as Appendix "A", the Report on Reserves Data by GLJ attached hereto as Appendix "B" and the Report of Management and Directors on Oil and Gas Disclosure attached hereto as Appendix "C". The effective date for the Statement of Reserves Data and Other Oil and Gas Information contained in this Annual Information Form is December 31, 2004 and the information contained in the Annual Information Form has been prepared as of March 14, 2005.

Certain of the following definitions and guidelines are contained in Section 5.4 of Volume 1 of the Canadian Oil and Gas Evaluation Handbook (First Edition, June 30, 2002) (the "COGE Handbook") prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society) (the "CIM (Petroleum Society)") and have been prepared by the Standing Committee on Reserves Definitions of the CIM (Petroleum Society). Readers should consult the COGE Handbook for additional explanation and guidance. Certain other terms used in this Annual Information Form have the meanings assigned to them in NI 51-101 and accompanying Companion Policy 51-101CP, adopted by the Canadian securities regulatory authorities.

- vi -

Interests in Reserves, Production, Wells and Properties

"company interest" means, in relation to Enerplus' interest in production or reserves, its working interest (operating or non-operating) share before deduction of royalties and including any royalty interests of Enerplus.

"gross" means:

(i)
in relation to Enerplus' interest in production or reserves, its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of Enerplus;

(ii)	in relation to wells, the total number of wells in which Enerplus has an interest; and

(iii)	in relation to properties, the total area of properties in which Enerplus has an interest.

"net" means:

(i)
in relation to Enerplus' interest in production or reserves, its working interest (operating or non-operating) share after deduction of royalty obligations, plus Enerplus' royalty interests in production or reserves;

(ii)	in relation to Enerplus' interest in wells, the number of wells obtained by aggregating Enerplus' working interest in each of its gross wells; and

(iii)	in relation to Enerplus' interest in a property, the total area in which Enerplus has an interest multiplied by the working interest owned by Enerplus.

"working interest" means the percentage of undivided interest held by Enerplus in the oil and/or natural gas or mineral lease granted by the mineral owner, Crown or freehold, which interest gives Enerplus the right to "work" the property (lease) to explore for, develop, produce and market the leased substances.

Reserves Categories

"Proved Reserves" are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves.

"Probable Reserves" are those additional reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves.

"Possible Reserves" are those additional reserves that are less certain to be recovered than Probable Reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated Proved plus Probable plus Possible Reserves.

Development and Production Status

Each of the reserves categories (Proved, Probable and Possible) may be divided into developed and undeveloped categories:

"Developed Reserves" are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into Producing and Non-Producing.

•
"Developed Producing Reserves" are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they

- vii -

must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

•
"Developed Non-Producing Reserves" are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"Undeveloped Reserves" are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (Proved, Probable, Possible) to which they are assigned.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest-level sum of individual entity estimates for which reserves estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

•	at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves;

•	at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves; and

•	at least a 10 percent probability that the quantities actually recovered will equal the sum of the estimated Proved plus Probable plus Possible Reserves.

Description of Price and Cost Assumptions

"Constant prices and costs" means, unless expressly noted otherwise, prices and costs used in an estimate that are:

(i)	Enerplus' prices and costs as at December 31, 2004, held constant throughout the estimated lives of the properties to which the estimate applies; and

(ii)
if, and only to the extent that, there are fixed or presently determinable future prices or costs to which Enerplus is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices or costs referred to in paragraph (i).

"Forecast prices and costs" means future prices and costs that are:

(i)	generally accepted as being a reasonable outlook of the future; and

(ii)
if, and only to the extent that, there are fixed or presently determinable future prices or costs to which Enerplus is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices or costs referred to in paragraph (i).

- vii -

PRESENTATION OF ENERPLUS' FINANCIAL INFORMATION

The financial information included and incorporated by reference in this Annual Information Form has been prepared in accordance with Canadian GAAP.  Canadian GAAP differs in some significant respects from U.S. GAAP and therefore this financial information may not be comparable to the financial information of U.S. companies. The principal differences as they apply to the Fund are summarized in Note 14 to the Fund's audited consolidated financial statements for the year ended December 31, 2004.

In this Annual Information Form, unless otherwise indicated, all dollar amounts are in Canadian dollars and all references to "$" are to Canadian dollars.

DESCRIPTION OF DISTRIBUTABLE INCOME

Throughout this Annual Information Form, Enerplus uses the term "distributable income" to refer to the amount of cash that has been or is to be available for distribution to the Fund's unitholders. "Distributable income" is not a measure recognized by Canadian GAAP and does not have a standardized meaning prescribed by GAAP, but is an amount calculated in accordance with the terms of the Fund's Trust Indenture. Therefore, distributable income of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributable income should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements which are based on Enerplus' current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements are made by Enerplus in light of its experience and its perception of historical trends.

All statements that address expectations or projections about the future, including statements about Enerplus' strategy for growth, expected future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future contractual commitments, are forward-looking statements. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.

These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Enerplus' ability to comply with current and future environmental or other laws; Enerplus' success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. The foregoing factors are not exhaustive.

Many of these risk factors and other specific risks and uncertainties are discussed in further detail throughout this Annual Information Form and in Enerplus' management's discussion and analysis for the year ended December 31, 2004, which is available through the internet on Enerplus' SEDAR profile at www.sedar.com. Readers are also referred to the risk factors described in this Annual Information Form and in other documents Enerplus files from time to time with securities regulatory authorities. Copies of these documents are available without charge from Enerplus.

- ix -

ENERPLUS RESOURCES FUND

Renewal Annual Information Form
For the year ended December 31, 2004

STRUCTURE OF ENERPLUS RESOURCES FUND

Enerplus Resources Fund

Enerplus Resources Fund is an energy investment trust created in 1986 under the laws of the Province of Alberta pursuant to the Trust Indenture. The Fund's assets currently consist of the securities of several direct and indirect operating subsidiaries (the primary of which are EnerMark, ERC, Enerplus Oil & Gas and ECT), an unsecured note issued by EnerMark to the Fund and 95%, 99% and 99% royalties on the crude oil and natural gas property interests of EnerMark, ERC and Enerplus Oil & Gas, respectively. The head, principal and registered office of Enerplus is located at The Dome Tower, Suite 3000, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1. The Trustee of the Fund is CIBC Mellon Trust Company located at 600 The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1.

The Fund's primary focus is to maintain and enhance monthly cash distributions to its unitholders from the net cash flow generated by the operation and development of its operating subsidiaries' existing crude oil and natural gas properties and the strategic acquisition of additional properties and assets. See "Operational Information - Overview".

EnerMark Inc., Enerplus Resources Corporation, Enerplus Oil & Gas Ltd. and Enerplus Commercial Trust

Each of EnerMark, ERC and Enerplus Oil & Gas are corporations organized under the Business Corporations Act (Alberta) and ECT is a trust organized under the laws of Alberta. All of the issued and outstanding common shares of EnerMark are directly owned by the Fund and all of the trust units of ECT are indirectly owned by the Fund through its wholly owned subsidiary, Enerplus Limited Partnership II (an Alberta limited partnership). All of the issued and outstanding common shares of ERC are owned by EnerMark and all of the issued and outstanding common shares of Enerplus Oil & Gas are owned by ERC. The board of directors of EnerMark is responsible for the governance of Enerplus.

EnerMark, ERC, Enerplus Oil & Gas and ECT, together with the Fund's other direct and indirect operating subsidiaries, acquire, exploit and operate crude oil and natural gas assets in western Canada for the benefit of the Fund. See "Operational Information" and "Oil and Natural Gas Reserves" for information regarding the operations and oil and natural gas reserves of Enerplus.

Organization Chart

The simplified organizational structure of Enerplus, including the material subsidiaries of the Fund and the flow of funds from EnerMark, ERC and Enerplus Oil & Gas to the Fund and from the Fund to its unitholders, is set forth below:

GENERAL DEVELOPMENT OF ENERPLUS RESOURCES FUND

Historical Overview

Enerplus was formed in 1986 and has been traded on the TSX since that time. The Fund's Trust Units are currently traded on the TSX under the symbol "ERF.UN". The Fund was historically one of a group of royalty trusts, income funds and other entities managed by companies within the Enerplus organization. In recent years, Enerplus Resources Fund has grown significantly as a result of consolidation of many of those entities, as discussed below, and a series of corporate and asset acquisitions.

Merger with Westrock Energy Income Fund I and Westrock Energy Income Fund II

On June 8, 2000, Enerplus, Westrock Energy Income Fund I ("Westrock I") and Westrock Energy Income Fund II ("Westrock II") merged and continued as "Enerplus Resources Fund". Enerplus, Westrock I and Westrock II were managed by affiliated management companies which were part of the Enerplus organization (and each of which was a predecessor of EGEM). The transaction was negotiated on an arm's length basis on behalf of each of Enerplus, Westrock I and Westrock II by independent special committees of the boards of directors responsible for each entity.

Affiliation with El Paso Corporation

On August 3, 2000, an indirect wholly owned subsidiary of El Paso Corporation ("El Paso") of Houston, Texas acquired the companies responsible for the management of various public and private funds within the Enerplus organization, including EGEM. On April 23, 2003, Enerplus acquired EGEM from El Paso, which resulted in the termination of this affiliation, as described under "Management Internalization Transaction" below.

Listing on the New York Stock Exchange

On November 17, 2000, the Trust Units were listed and posted for trading on the New York Stock Exchange (the "NYSE") under the trading symbol "ERF". Enerplus was the first Canadian royalty trust to have its securities trade on the NYSE.

Merger with EnerMark Income Fund

On June 21, 2001, Enerplus and EnerMark Income Fund merged and continued as "Enerplus Resources Fund". Enerplus and EnerMark Income Fund were managed by affiliated management companies which were part of the Enerplus Group of Companies. Although it was concluded that the merger was not subject to the provisions governing "related party transactions" within the meaning of certain Canadian securities laws, due to the common management of the two funds, the Merger was effectively treated as a related party transaction by the funds and their respective boards in order to avoid the perception of any conflict of interest or any informational disadvantage arising from the merger, including complying with certain valuation, disclosure and minority approval requirements. The transaction was negotiated on an arm's length basis on behalf of Enerplus and EnerMark Income Fund by independent special committees of the boards responsible for each entity.

EnerMark Income Fund was created on April 3, 1996 as a result of a corporate reorganization of Mark Resources Inc. by way of a plan of arrangement. From 1997 through 2000, EnerMark Income Fund made several corporate and asset acquisitions, including the acquisitions of Quest Oil & Gas Inc. in 1997, Derrick Energy Corporation in 1999 and Western Star Exploration Ltd., Pursuit Resources Corp., EBOC Energy Ltd. and Cabre Exploration Ltd., in addition to a significant asset acquisition in the Hanna, Alberta area in 2000.

Acquisition of Celsius Energy Resources Ltd.

On October 21, 2002, Enerplus acquired all of the outstanding shares of Celsius Energy Resources Ltd. ("Celsius"), a private oil and gas producer based in Calgary, Alberta, which was a wholly owned Canadian subsidiary of U.S.

based Questar Market Resources Inc., for total consideration of $161.4 million, after working capital adjustments. On October 22, 2002, Celsius was amalgamated with EnerMark.

Acquisition of PCC Energy Inc. and PCC Energy Corp.

On March 5, 2003, Enerplus acquired all of the outstanding shares of PCC Energy Inc. and PCC Energy Corp. (collectively, "PCC"), which were wholly owned Canadian subsidiaries of U.S. based PetroCorp Incorporated, for total cash consideration of $165.8 million, after working capital adjustments. A portion of the PCC properties acquired are subject to a royalty arrangement structured as a net profits interest ("NPI") with a private U.S. company. The NPI is accounted for as a working interest of the U.S. company in these properties and as a result is not included in Enerplus' reserves, production, or financial information.

Management Internalization Transaction

On April 23, 2003, following receipt of unitholder approval, Enerplus acquired all of the outstanding shares of EGEM from an indirect wholly owned subsidiary of El Paso and incurred associated costs for a total cash consideration of $55.1 million. Prior to the acquisition, EGEM received management fees from Enerplus for providing administrative and management services to the Fund and its operating subsidiaries pursuant to a management agreement. As part of this transaction, EGEM agreed to fix the total fees payable under the management agreement from January 1, 2003 to April 23, 2003 at $3.0 million. Immediately following completion of the transaction, EGEM assigned and transferred all of its rights and obligations under the management agreement to EnerMark (a wholly owned subsidiary of the Fund), and the management agreement was effectively terminated.

Acquisition of Ice Energy Limited

On January 7, 2004, Enerplus completed the acquisition of all of the issued and outstanding shares of Ice Energy Limited ("Ice Energy"). Enerplus previously owned approximately 12.7% of the shares of Ice Energy which were acquired in a prior transaction. The total purchase price for the all of the Ice Energy shares, including those previously owned by Enerplus, and the existing debt was approximately $130.5 million. As a result of this acquisition, Enerplus acquired an interest in the Shackleton area of western Saskatchewan, which Enerplus believes has long-term natural gas development potential. The acquired interests also include a 50% working interest in a joint venture to develop a commercial coal bed methane (also known as natural gas from coal) project in central Alberta.

Acquisition of Properties from ChevronTexaco

On June 30, 2004, Enerplus completed the acquisition of conventional oil and natural gas interests located in western Canada from ChevronTexaco for a net purchase price of approximately $467.2 million. The acquired production was weighted approximately 46% to natural gas and 54% to crude oil and NGLs and the acquisition also provided Enerplus with approximately 99,200 gross (45,400 net) acres of undeveloped land. The acquired properties were located in the Brooks area of southern Alberta, the Chinchaga area of northwestern Alberta, the Mitsue area of north central Alberta as well as in southeastern Saskatchewan and southwestern Manitoba. Production and operational results from these properties have been included in Enerplus' 2004 production and operations from June 30, 2004, the closing date of the transaction.

Update on Mutual Fund Trust Status and Taxation Matters

The Canadian federal government has expressed concerns about a potential reduction in future tax revenues due to the increased presence of income trusts in the Canadian economy and the increased ownership of income trusts and other flow-through entities by non-residents of Canada. Based on the most recent information obtained by Enerplus through its transfer agent and financial intermediaries in February 2005, an estimated 70% of the issued and outstanding Trust Units were held by non-residents of Canada (as defined in the Tax Act) at that time.

Generally speaking, the Tax Act provides that a trust will permanently lose its "mutual fund trust" status (which is essential to the income trust structure) if it is established or maintained primarily for the benefit of non-residents of Canada (which is generally interpreted to mean that the majority of unitholders must not be non-residents of Canada), unless at all times after February 21, 1990, "all or substantially all" of the trust's property consisted of property other than taxable Canadian property (the "TCP Exception"). The Fund is currently able to take advantage of the TCP Exception, and as a result, the Fund's Trust Indenture does not currently have a specific limit on the percentage of Trust Units that may be owned by non-residents.

On March 23, 2004 the Canadian federal government announced proposed changes to the Tax Act which would have effectively eliminated, over a period of time, the TCP Exception currently relied on by Enerplus to maintain its mutual fund trust status, and would have required the Fund to comply with the requirement that it "not be maintained primarily for the benefit of non-residents" before January 1, 2007. In response to submissions from and discussions with stakeholders, the Canadian federal government has currently suspended the implementation of those proposed amendments. The Canadian Minister of Finance indicated in the February 23, 2005 federal budget that further consultations would be pursued with stakeholders on taxation issues related to income trusts and other flow-through entities. Therefore, the uncertainty remains as to whether or not the TCP Exception will be available to the Fund or whether the Canadian federal government will introduce changes to tax regulations directed at non-resident ownership.

At this time, there is no assurance that the above proposals will not be finalized or enacted as proposed, or that new proposals will not be made which could detrimentally affect Enerplus. Enerplus intends to continue to take the necessary measures in order to ensure the Fund continues to qualify as a mutual fund trust under the Tax Act. For additional information regarding these matters, including the ability of Enerplus to adopt non-resident ownership constraints if required in order to ensure that the Fund maintains its mutual fund status and the consequences if the Fund lost its mutual fund trust status, see "Information Respecting Enerplus Resources Fund - Description of the Trust Units and the Trust Indenture - Non-Resident Ownership Provisions", "Risk Factors - Changes in tax and other laws may adversely affect unitholders" and "Risk Factors - There would be material adverse consequences if the Fund lost its status as a mutual fund trust under Canadian tax laws".

Additionally, in late 2004, the Canadian federal government announced changes to the Tax Act that affect the taxation of distributions to non-resident Unitholders. An estimated 5% of the Fund's current distributions to non-resident Unitholders are deemed to be a return of capital, which previously were not subject to Canadian withholding tax. Effective January 1, 2005, a Canadian withholding tax was applied to the return of capital portion of distributions made to non-resident investors. The tax, at a rate of 15%, is withheld from the distributions at source.

Update on Unitholder Limited Liability and Index Inclusion

Effective July 1, 2004 the Income Trusts Liability Act (Alberta) was proclaimed in force. The Act creates a statutory limitation on the liability of unitholders of income trusts organized under the laws of Alberta, such as the Fund. The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation comes into effect. The legislation does not affect the liability of unitholders with respect to any act, default, obligation or liability that arose before July 1, 2004. For additional information, see "Risk Factors - The limited liability of the Fund's unitholders is uncertain".

Additionally, in December 2004 Ontario adopted unitholder limited liability legislation similar to that implemented in Alberta. The removal of the legislative uncertainty in Alberta and Ontario (as well as Québec, which historically has had codified limited liability for trust unitholders) was seen as a significant step that led Standard and Poor's to recently announce that it intended to include income trusts in the S&P/TSX Composite Index in mid-2005, which Enerplus anticipates will increase investor interest in the income trust sector. Enerplus currently expects that it will qualify for inclusion in the S&P/TSX Composite Index at that time.

OIL AND NATURAL GAS RESERVES

Enerplus' reserves have been evaluated in accordance with NI 51-101. Sproule Associates Limited, a firm of independent petroleum engineers based in Calgary, Alberta, has evaluated properties which comprise approximately 88% of the net present value (discounted at 10%) of Enerplus' Proved plus Probable conventional oil and natural gas reserves. Enerplus has evaluated the balance of the conventional properties using similar evaluation parameters, including the same forecast price and cost assumptions utilized by Sproule. Sproule has reviewed Enerplus' evaluation of these properties.

Gilbert Laustsen Jung Associates Ltd., a private independent petroleum consulting firm based in Calgary, Alberta, has evaluated Enerplus' interests in the SAGD-recoverable bitumen reserves of the Joslyn Creek Project using the same forecast price and cost assumptions utilized by Sproule.

Enerplus follows the Canadian practice of reporting company interest and gross production and reserve volumes, which are presented prior to the deduction of royalties and similar payments. In the United States, production and reserve volumes are reported on a net basis, after deducting these amounts. The Canadian practice of using forecast prices and costs when estimating the quantities of reserves is also followed by Enerplus. In the United States, reserve estimates are calculated using prices and costs held constant at amounts in effect at the date of the reserve report. Enerplus also follows the Canadian practice of reporting the aggregate of Proved plus Probable reserves portion. As a consequence, Enerplus' production volumes and reserve estimates may not be comparable to those made by companies utilizing United States disclosure standards.

The following tables summarize, as at December 31, 2004, Enerplus' oil, NGLs and natural gas reserves and the estimated net present values of future net cash revenues associated with such reserves, based on forecast and constant price and cost assumptions. The data contained in the tables is a summary of the evaluations, and as a result the tables may contain slightly different numbers than the evaluations themselves due to rounding. Additionally, the numbers in the tables may not add due to rounding.

All future net revenues are stated prior to provision for interest, general and administrative expenses and after deduction of royalties and estimated future capital expenditures. Future net revenues have been presented on the basis that no income taxes will be paid by Enerplus in the future and therefore after-tax future net revenues from Enerplus' oil and gas reserves are equal to the before-tax future net revenues. See "Operational Information - Tax Horizon".

It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of Enerplus' crude oil, NGLs and natural gas reserves provided herein are estimates only. Actual reserves may be greater than or less than the estimates provided herein. Readers should review the definitions and information contained in "Presentation of Enerplus' Oil and Gas Reserves and Production Information" in conjunction with the following tables and notes.

Summary of Aggregate Enerplus Reserves

The following tables summarize the aggregate company interest reserves volumes and net present value of future net revenue contained in the Sproule Report relating to Enerplus' conventional crude oil and natural gas reserves and the GLJ Report relating to Enerplus' interest in the SAGD-recoverable bitumen reserves of the Joslyn Creek Project, based on forecast price and cost assumptions. Detailed separate summaries of the Sproule Report and the GLJ Report, including certain assumptions incorporated into those reports, and presentation of Enerplus' oil and gas reserves in accordance with NI 51-101 are contained in the tables following the summary report below.

Summary of Aggregate Oil and Gas Reserves
and Net Present Value of Future Net Revenue
As of December 31, 2004

Company Interest Reserves,
Forecast Prices and Costs

	OIL AND GAS RESERVES
	Light and				Natural Gas
RESERVES	Medium Oil	Heavy Oil	Bitumen	Total Oil	Liquids	Natural Gas	Total
CATEGORY	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Bcf)	(MBOE)
Proved Reserves
Proved Developed Producing	70,078	28,274	-	98,352	11,293	804.3	243,696
Proved Developed Non-Producing	104	66	-	170	623	26.3	5,176
Proved Undeveloped	2,857	3,029	-	5,886	860	141.0	30,245
Total Proved Reserves	73,039	31,369	-	104,408	12,776	971.6	279,117
Probable Reserves	17,180	9,603	47,747	74,530	3,292	295.7	127,105
Total Proved Plus Probable Reserves	90,219	40,972	47,747	178,938	16,068	1,267.3	406,222

	NET PRESENT VALUE OF FUTURE NET REVENUE,
RESERVES	DISCOUNTED AT (%/YEAR)
CATEGORY	0%	5%	10%	15%	20%
			(in $ millions)
Proved Reserves
Proved Developed Producing	$4,339	$2,993	$2,362	$1,990	$1,742
Proved Developed Non-Producing	84	60	46	37	31
Proved Undeveloped	388	254	175	125	91
Total Proved Reserves	4,811	3,307	2,583	2,152	1,864
Probable Reserves	1,499	715	440	312	238
Joslyn Creek SAGD Probable Bitumen Reserves	357	139	52	15	(4)
Total Proved Plus Probable Reserves	$6,667	$4,161	$3,075	$2,479	$2,098

Summary of Sproule Report

The following tables and notes summarize the reserves volumes and net present value of future net revenue attributable to Enerplus' conventional oil and gas reserves, including certain assumptions relating to the determination of those reserves and values, as contained in the Sproule Report. This summary of the Sproule Report does not include the reserves attributable to Enerplus' interest in the SAGD-recoverable bitumen reserves from the Joslyn Creek Project, which are summarized under the heading "Summary of GLJ Report" below.

Summary of Enerplus' Conventional Oil and Gas Reserves
and Net Present Value of Future Net Revenue
As of December 31, 2004

Forecast Prices and Costs

	OIL AND GAS RESERVES
	LIGHT AND MEDIUM OIL			HEAVY OIL			NATURAL GAS
	Company			Company			Company
RESERVES	Interest	Gross	Net	Interest	Gross	Net	Interest	Gross	Net
CATEGORY	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Bcf)	(Bcf)	(Bcf)
Proved Reserves
Proved Developed Producing	70,078	69,410	63,755	28,274	28,232	24,358	804.3	780.8	639.3
Proved Developed Non-Producing	104	104	96	66	65	53	26.3	25.9	20.6
Proved Undeveloped	2,857	2,818	2,421	3,029	3,029	2,560	141.0	136.0	118.7
Total Proved Reserves	73,039	72,332	66,272	31,369	31,326	26,971	971.6	942.7	778.6
Probable Reserves	17,180	16,936	14,892	9,603	9,596	8,264	295.7	288.9	243.2
Total Proved Plus Probable Reserves	90,219	89,268	81,164	40,972	40,922	35,235	1,267.3	1,231.6	1,021.8

	OIL AND GAS RESERVES
	NATURAL GAS LIQUIDS			TOTAL
	Company			Company
RESERVES	Interest	Gross	Net	Interest	Gross	Net
CATEGORY	(Mbbls)	(Mbbls)	(Mbbls)	(MBOE)	(MBOE)	(MBOE)
Proved Reserves
Proved Developed Producing	11,293	11,124	7,902	243,696	238,893	202,572
Proved Developed Non-Producing	623	622	435	5,176	5,120	4,012
Proved Undeveloped	860	853	605	30,245	29,363	25,369
Total Proved Reserves	12,776	12,599	8,942	279,117	273,376	231,953
Probable Reserves	3,292	3,244	2,318	79,358	77,928	66,009
Total Proved Plus Probable Reserves	16,068	15,843	11,260	358,475	351,304	297,962

	NET PRESENT VALUE OF FUTURE NET REVENUE,
RESERVES	DISCOUNTED AT (%/YEAR)
CATEGORY	0%	5%	10%	15%	20%
			(in $ millions)
Proved Reserves
Proved Developed Producing	$4,339	$2,993	$2,362	$1,990	$1,742
Proved Developed Non-Producing	84	60	46	37	31
Proved Undeveloped	388	254	175	125	91
Total Proved Reserves	4,811	3,307	2,583	2,152	1,864
Probable Reserves	1,499	715	440	312	238
Total Proved Plus Probable Reserves	$6,310	$4,022	$3,023	$2,464	$2,102

Summary of Enerplus' Conventional Oil and Gas Reserves
and Net Present Value of Future Net Revenue
As of December 31, 2004

Constant Prices and Costs

	OIL AND GAS RESERVES
	LIGHT AND MEDIUM OIL			HEAVY OIL			NATURAL GAS
	Company			Company			Company
RESERVES	Interest	Gross	Net	Interest	Gross	Net	Interest	Gross	Net
CATEGORY	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Bcf)	(Bcf)	(Bcf)
Proved Reserves
Proved Developed Producing	73,192	72,524	66,495	26,692	26,649	23,519	819.9	796.3	652.1
Proved Developed Non-Producing	105	104	95	59	59	50	26.6	26.2	20.9
Proved Undeveloped	2,972	2,933	2,493	2,710	2,710	2,345	141.8	136.8	119.4
Total Proved Reserves	76,269	75,561	69,083	29,461	29,418	25,914	988.3	959.3	792.4
Probable Reserves	18,128	17,883	15,644	8,876	8,869	7,794	300.4	293.6	247.3
Total Proved Plus Probable Reserves	94,397	93,444	84,727	38,337	38,287	33,708	1,288.7	1,252.9	1,039.7

	OIL AND GAS RESERVES
	NATURAL GAS LIQUIDS			TOTAL
	Company			Company
RESERVES	Interest	Gross	Net	Interest	Gross	Net
CATEGORY	(Mbbls)	(Mbbls)	(Mbbls)	(MBOE)	(MBOE)	(MBOE)
Proved Reserves
Proved Developed Producing	11,629	11,459	8,117	248,168	243,349	206,818
Proved Developed Non-Producing	625	623	436	5,225	5,165	4,054
Proved Undeveloped	868	861	609	30,180	29,298	25,347
Total Proved Reserves	13,122	12,943	9,162	283,573	277,812	236,219
Probable Reserves	3,405	3,359	2,391	80,470	79,036	67,047
Total Proved Plus Probable Reserves	16,527	16,302	11,553	364,043	356,848	303,266

	NET PRESENT VALUES OF FUTURE NET REVENUE,
RESERVES	DISCOUNTED AT (%/YEAR)
CATEGORY	0%	5%	10%	15%	20%
			(in $ millions)
Proved Reserves
Proved Developed Producing	$5,133	$3,439	$2,639	$2,172	$1,863
Proved Developed Non-Producing	107	75	58	46	38
Proved Undeveloped	519	342	237	171	126
Total Proved Reserves	5,759	3,856	2,934	2,389	2,027
Probable Reserves	1,646	807	502	354	268
Total Proved Plus Probable Reserves	$7,405	$4,663	$3,436	$2,743	$2,295

Notes:

(1)	The estimated net present value of future net revenue includes the Alberta Royalty Tax Credit based on current legislation in place on December 31, 2004.

(2)	Natural gas reserves are reported at a base pressure of 14.65 pounds per square inch and a base temperature of 60º F.

(3)
Prices for oil F.O.B. Edmonton are based upon 40º API oil having less than 0.4% sulphur. Prices for natural gas are based upon a base pressure of 14.65 pounds per square inch and base temperature of 60ºF. The wellhead oil prices were adjusted for quality and transportation based on historical actual prices. The natural gas prices were adjusted, where necessary, based on historical pricing based on heating values and the differing costs of service applied by various purchasers. The natural gas liquids prices were adjusted to reflect historical average prices received.

(4)
The forecast price and cost case assumes no legislative or regulatory amendments, and includes the effects of inflation. The estimated future net revenue to be derived from the production of the reserves includes an inflation rate of 2.5% per year until 2008 and 1.5% per year thereafter, an exchange rate of Cdn$1.00=US$0.84 and the following price forecasts supplied by Sproule:

	CRUDE OIL					NATURAL GAS LIQUIDS
	WTI	Edmonton	Hardisty	Cromer		Edmonton Par Price
	Cushing	Par Price	Heavy	Medium	NATURAL GAS			Pentanes
	Oklahoma	40° API	12° API	29.3° API	AECO Gas Price	Propanes	Butanes	Plus
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/MMBTU)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)
2005	44.29	51.25	28.91	44.53	6.97	32.09	38.20	52.49
2006	41.60	48.03	28.12	41.87	6.66	30.07	34.01	49.19
2007	37.09	42.64	26.19	37.27	6.21	26.70	30.20	43.67
2008	33.46	38.31	25.06	33.43	5.73	23.98	27.13	39.23
2009	31.84	36.36	23.60	31.70	5.37	22.76	25.75	37.24
Thereafter	+1.5%	+1.5%	+1.5%	+1.5%	+1.5%	+1.5%	+1.5%	+1.5%

In 2004, Enerplus received a weighted average price (net of transportation costs but before hedging) of $34.98/bbl of heavy crude oil, $47.87/bbl of light and medium crude oil, $38.14/bbl of NGLs and $6.56/Mcf of natural gas.

(5)
The constant price and cost case assumes the continuance of product prices at December 31, 2004 and operating costs projected for 2005, and the continuance of current laws and regulations. Product prices have not been escalated beyond this date nor have operating and capital costs been increased on an inflationary basis. The future net revenue to be received from the production of the reserves was based on an exchange rate of Cdn$1.00=US$0.84 and the following prices in effect as at December 31, 2004:

CRUDE OIL					NATURAL GAS LIQUIDS
WTI	Edmonton	Hardisty	Cromer		Edmonton Par Price
Cushing	Par Price	Heavy	Medium	NATURAL GAS			Pentanes
Oklahoma	40° API	12° API	29.3° API	AECO Gas Price	Propanes	Butanes	Plus
($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/MMBTU)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)
44.04	46.51	15.26	32.10	6.78	36.11	39.78	51.80

(6)	The undiscounted total future net revenue by reserves category as of December 31, 2004, using both constant and forecast prices and costs, is set forth below:

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenue
	(in $ millions)
Constant Prices and Costs
Proved Reserves	10,733	1,897	2,724	255	98	5,759
Proved Plus Probable Reserves	13,680	2,422	3,434	309	109	7,406
Forecast Prices and Costs
Proved Reserves	10,212	1,661	3,311	280	149	4,811
Proved Plus Probable Reserves	13,310	2,166	4,319	337	178	6,310

(7)
The net present value of future net revenue by reserves category and production group as of December 31, 2004, using both constant and forecast prices and costs and discounted at 10% per year, is set forth below:

		Future Net Revenue Before and After Income Taxes (Discounted at 10%/year)
Reserves Category	Production Group	Constant Prices and Costs	Forecast Prices and Costs
		(in $ millions)
Proved Reserves	Light and Medium Crude Oil(a)	820	628
	Heavy Oil	74	186
	Natural Gas(b)	2,040	1,769

Proved Plus Probable Reserves	Light and Medium Crude Oil(a)	936	723
	Heavy Oil	99	230
	Natural Gas(b)	2,401	2,070

(a)	Includes solution gas and other by-products.
(b)	Includes by-products but excludes solution gas from oil wells.

(8)	The volume of gross production from Proved plus Probable Reserves estimated by Sproule for 2005 in preparing the estimated net present values of future net revenue is as follows.

Product Type	Aggregate Estimated 2005 Production	Daily Estimated 2005 Production
Crude oil
Light and medium crude oil	6,664 Mbbls	18,256 bbls/d
Heavy oil	3,419 Mbbls	9,367 bbls/d
Total crude oil	10,083 Mbbls	27,623 bbls/d
Natural gas liquids	1,514 Mbbls	4,147 bbls/d
Total liquids	11,597 Mbbls	31,770 bbls/d
Natural gas	103,879 MMcf	284,600 Mcf/d
Total	28,910 MBOE	79,203 BOE/d

(9)	The amount of development costs deducted in the estimation of net present value of future net revenue is as follows (see also "Operational Information - Development Activities"):

	Constant Prices and Costs
	Proved Reserves		Proved Plus Probable Reserves
Year	Undiscounted	Discounted at 10%/year	Undiscounted	Discounted at 10%/year
	(in $ millions)
2005	113	108	141	135
2006	37	32	51	44
2007	22	17	27	21
2008	17	12	21	15
2009	6	4	9	6
Remainder	60	26	60	25
Total	255	199	309	246

	Forecast Prices and Costs
	Proved Reserves		Proved Plus Probable Reserves
Year	Undiscounted	Discounted at 10%/year	Undiscounted	Discounted at 10%/year
	(in $ millions)
2005	118	112	147	140
2006	39	34	54	47
2007	24	19	29	23
2008	19	14	24	17
2009	7	4	10	6
Remainder	73	31	73	32
Total	280	214	337	265

Summary of GLJ Report

The following tables and notes summarize the reserves volumes and net present value of future net revenue attributable to Enerplus' 16% interest in the SAGD-recoverable bitumen reserves of the Joslyn Creek Project, including certain assumptions relating to the determination of those reserves and values, as contained in the GLJ Report.

Summary of Enerplus' Interest in the SAGD Bitumen Reserves of the
Joslyn Creek Lease and Net Present Values of Future Net Revenue
As of December 31, 2004

Forecast Prices and Costs

	BITUMEN		NET PRESENT VALUE OF FUTURE NET REVENUE,
	RESERVES		DISCOUNTED AT (%/YEAR)
RESERVES	Gross	Net
CATEGORY	(Mbbls)	(Mbbls)	0%	5%	10%	15%	20%
			(in $ millions)
Total Probable Reserves	47,747	43,640	$357	$139	$52	$15	$(4)

Constant Prices and Costs

	BITUMEN		NET PRESENT VALUE OF FUTURE NET REVENUE,
	RESERVES		DISCOUNTED AT (%/YEAR)
RESERVES	Gross	Net
CATEGORY	(Mbbls)	(Mbbls)	0%	5%	10%	15%	20%
			(in $ millions)
Total Probable Reserves	47,747	44,313	$240	$92	$32	$5	$(8)

Notes:

(1)
Prices for oil F.O.B. Edmonton are based upon 40º API oil having less than 0.4% sulphur. Prices for natural gas, which are utilized in the calculation of operating costs for the Joslyn Creek Project, are based upon a base pressure of 14.65 pounds per square inch and base temperature of 60ºF.

(2)
The forecast price and cost case assumes no legislative or regulatory amendments, and includes the effects of inflation. The estimated future net revenue to be derived from the production of the reserves was based on an inflation rate of 2.5% per year until 2008 and 1.5% per year thereafter, an exchange rate of Cdn$1.00=US$0.84 and the price forecasts set forth below supplied by Sproule as at December 31, 2004 (but utilized by GLJ for internal consistency in Enerplus' reserves reporting). The forecast net prices for bitumen produced from the Joslyn Creek Project ("Joslyn Bitumen") are calculated by subtracting blending costs, transportation and quality differentials from the forecast prices for Bow River Medium crude oil for the relevant periods.

	CRUDE OIL
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Bow River Medium ($Cdn/bbl)	Joslyn Bitumen ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBTU)
2005	44.29	51.25	36.26	19.02	6.97
2006	41.60	48.03	34.89	19.50	6.66
2007	37.09	42.64	32.11	19.33	6.21
2008	33.46	38.31	30.68	20.80	5.73
2009	31.84	36.36	29.08	19.55	5.37
Thereafter	+1.5%	+1.5%	+1.5%	+1.5%	+1.5%

(3)
The constant price and cost case assumes the continuance of product prices at December 31, 2004 and operating costs projected for 2005, and the continuance of current laws and regulations. In accordance with Canadian Securities Administrators Staff Notice 51-315, the constant price of bitumen produced from the Joslyn Creek Project ("Joslyn Bitumen") was calculated by deducting the 2004 average price differential of a barrel of WTI crude oil and a barrel of Joslyn Bitumen from the December 31, 2004 price for a barrel of WTI crude oil of US$44.04/bbl. Product prices have not been escalated beyond this date nor have operating and capital costs been increased on an inflationary basis. The future net revenue to be received from the production of the reserves was based on an exchange rate of Cdn$1.00=US$0.832 and the following prices in effect as at December 31, 2004:

CRUDE OIL
WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Joslyn Bitumen ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBTU)
44.04	46.51	19.88	6.78

(4)	The undiscounted total future net revenue of the Probable Reserves as of December 31, 2004, using both constant and forecast prices and costs, is set forth below:

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenue
	(in $ millions)
Constant Prices and Costs
Probable Reserves	949	68	412	226	2	240
Forecast Prices and Costs
Probable Reserves	1,173	108	439	266	3	357

(5)
The net present value of future net revenue by reserves category and production group as of December 31, 2004, using both constant and forecast prices and costs and discounted at 10% per year, is set forth below:

		Future Net Revenue Before and After Income Taxes (Discounted at 10%/year)
Reserves Category	Production Group	Constant Prices and Costs	Forecast Prices and Costs
		(in $ millions)
Probable Reserves	Bitumen	32	52

(6)	The volume of gross production from the Probable Reserves in 2005 estimated by GLJ in preparing the estimated net present values of future net revenue is as follows:

Product Type	Aggregate Estimated 2005 Production	Daily Estimated 2005 Production
Bitumen	19 Mbbls	53 bbls/d

(7)
The amount of development costs deducted in the estimation of net present value of future net revenue attributable to the Probable Reserves is as follows (see also "Operational Information - Development Activities"):

	Constant Prices and Costs		Forecast Prices and Costs
Year	Undiscounted	Discounted at 10%/year	Undiscounted	Discounted at 10%/year
2005	27	26	27	26
2006	-	-	-	-
2007	-	-	-	-
2008	36	26	39	28
2009	-	-	-	-
Remainder	163	56	200	67
Total	226	108	266	121

Reconciliation of Reserves

The following tables reconcile Enerplus' oil and natural gas reserves (on both a company interest and net reserves basis) from December 31, 2003 to December 31, 2004, using forecast prices and costs.

Reconciliation of Company Interest Reserves

	Light and Medium Crude Oil			Heavy Oil			Bitumen
Factors	Proved (Mbbls)	Probable (Mbbls)	Proved Plus Probable (Mbbls)	Proved (Mbbls)	Probable (Mbbls)	Proved Plus Probable (Mbbls)	Proved (Mbbls)	Probable (Mbbls)	Proved Plus Probable (Mbbls)
December 31, 2003	65,773	20,342	86,115	25,290	7,465	32,755	-	-	-
Acquisitions	9,753	7,963	17,716	2,052	1,089	3,141	-	-	-
Dispositions	(22)	(22)	(44)	(152)	(273)	(425)	-	-	-
Extensions	180	797	977	(739)	(81)	(820)	-	47,747	47,747
Technical Revisions	1,295	(12,226)	(10,931)	7,378	1,355	8,733	-	-	-
Discoveries	322	69	391	-	-	-	-	-	-
Economic Factors	700	200	900	200	-	200	-	-	-
Improved Recovery	1,433	57	1,490	296	48	344	-	-	-
Production	(6,395)	-	(6,395)	(2,956)	-	(2,956)	-	-	-
December 31, 2004	73,039	17,180	90,219	31,369	9,603	40,972	-	47,747	47,747

	Natural Gas Liquids			Associated and Non-Associated Gas (Natural Gas)			Total
Factors	Proved (Mbbls)	Probable (Mbbls)	Proved Plus Probable (Mbbls)	Proved (Bcf)	Probable (Bcf)	Proved Plus Probable (Bcf)	Proved (MBOE)	Probable (MBOE)	Proved Plus Probable (MBOE)
December 31, 2003	13,571	3,742	17,313	867.2	284.1	1,151.3	249,168	78,898	328,066
Acquisitions	526	282	808	94.3	77.5	171.8	28,043	22,249	50,292
Dispositions	(13)	(16)	(29)	(2.3)	(2.1)	(4.4)	(570)	(657)	(1,227)
Extensions	217	78	295	16.4	1.5	17.9	2,391	48,792	51,183
Technical Revisions	(267)	(857)	(1,124)	15.7	(78.0)	(62.3)	11,020	(24,727)	(13,707)
Discoveries	44	16	60	0.9	0.3	1.2	518	140	658
Economic Factors	100	-	100	3.2	1.0	4.2	1,533	367	1,900
Improved Recovery	208	47	255	75.4	11.4	86.8	14,512	2,043	16,555
Production	(1,610)	-	(1,610)	(99.2)	-	(99.2)	(27,498)	-	(27,498)
December 31, 2004	12,776	3,292	16,068	971.6	295.7	1,267.3	279,117	127,105	406,222

Reconciliation of Net Reserves

	Light and Medium Crude Oil			Heavy Oil			Bitumen
Factors	Proved (Mbbls)	Probable (Mbbls)	Proved Plus Probable (Mbbls)	Proved (Mbbls)	Probable (Mbbls)	Proved Plus Probable (Mbbls)	Proved (Mbbls)	Probable (Mbbls)	Proved Plus Probable (Mbbls)
December 31, 2003	59,748	17,696	77,444	21,857	6,474	28,331	-	-	-
Acquisitions	8,662	6,995	15,657	1,754	941	2,695	-	-	-
Dispositions	(20)	(19)	(39)	(130)	(235)	(365)	-	-	-
Extensions	150	689	839	(518)	(164)	(682)	-	43,640	43,640
Technical Revisions	1,157	(10,795)	(9,638)	6,027	1,183	7,210	-	-	-
Discoveries	292	62	354	-	-	-	-	-	-
Economic Factors	452	104	556	143	26	169	-	-	-
Improved Recovery	1,126	160	1,286	241	39	280	-	-	-
Production	(5,295)	-	(5,295)	(2,403)	-	(2,403)	-	-	-
December 31, 2004	66,272	14,892	81,164	26,971	8,264	35,235	-	43,640	43,640

	Natural Gas Liquids			Associated and Non-Associated Gas (Natural Gas)			Total
Factors	Proved (Mbbls)	Probable (Mbbls)	Proved Plus Probable (Mbbls)	Proved (Bcf)	Probable (Bcf)	Proved Plus Probable (Bcf)	Proved (MBOE)	Probable (MBOE)	Proved Plus Probable (MBOE)
December 31, 2003	9,464	2,624	12,088	684.1	229.5	913.6	205,086	65,044	270,130
Acquisitions	364	199	563	79.2	68.9	148.1	23,980	19,618	43,598
Dispositions	(9)	(11)	(20)	(2.0)	(2.0)	(4.0)	(492)	(596)	(1,088)
Extensions	126	44	170	12.5	0.8	13.3	1,841	44,342	46,183
Technical Revisions	(11)	(559)	(570)	13.0	(66.1)	(53.1)	9,335	(21,187)	(11,852)
Discoveries	31	11	42	0.7	0.3	1.0	440	123	563
Economic Factors	36	(24)	12	2.8	0.6	3.4	1,098	206	1,304
Improved Recovery	144	34	178	65.7	11.2	76.9	12,461	2,099	14,560
Production	(1,203)	-	(1,203)	(77.4)	-	(77.4)	(21,796)	-	(21,796)
December 31, 2004	8,942	2,318	11,260	778.6	243.2	1,021.8	231,953	109,649	341,602

Reconciliation of Changes in Net Present Value of Future Net Revenue

The following table sets forth a reconciliation of changes in the net present value of future net revenues associated with Enerplus' net Proved Reserves from December 31, 2003 to December 31, 2004 using constant prices and costs and discounted at 10% per year.

Year Ended
Period and Factor	December 31, 2004
(in $ millions)
Estimated Future Net Revenue at Beginning of Year	$2,221.7
Sales and Transfers of Oil, Natural Gas and NGLs Produced, Net of Production Costs and Royalties	(697.2)
Net Change in Prices, Production Costs and Royalties Related to Future Production	522.7
Changes in Previously Estimated Development Costs Incurred During the Period	(106.8)
Changes in Estimated Future Development Costs	(176.9)
Net Change Resulting from Extensions and Improved Recovery	284.8
Net Change Resulting from Discoveries	7.6
Changes from Acquisitions of Reserves	496.8
Changes from Dispositions of Reserves	(33.0)
Net Change Resulting from Revisions in Quantity Estimates	227.8
Accretion of Discount	186.3
Net Change in Income Taxes	N/A
Estimated Future Net Revenue at End of Year	$2,933.8

Undeveloped Reserves

The following table discloses the volumes of Undeveloped Reserves of Enerplus as at December 31, 2004 that were first attributed in 2003 and 2004.

	Proved Undeveloped Reserves					Probable Undeveloped Reserves
	Crude Oil					Crude Oil
Year	Heavy (Mbbls)	Light and Medium (Mbbls)	NGLs (Mbbls)	Natural Gas (Bcf)	Total (MBOE)	Heavy (Mbbls)	Light and Medium (Mbbls)	Bitumen (Mbbls)	NGLs (Mbbls)	Natural Gas (Bcf)	Total (MBOE)
2003	950	320	35	27.5	5,888	74	263	-	80	33.9	6,067
2004	189	1,182	55	63.0	11,920	950	1,808	47,747	40	25.0	54,711

Enerplus attributes Proved and Probable Undeveloped Reserves based on accepted engineering and geological practices as defined under NI 51-101. These practices include the determination of reserves based on the presence of commercial test rates from either production tests or drill stem tests, extensions of known accumulations based upon either geological or geophysical information and the optimization of existing fields. Enerplus has been very active for the last several years in drilling and developing these Undeveloped Reserves volumes, and based on Enerplus' estimates of future capital expenditures, Enerplus expects to continue this activity.

Proved and Probable Reserves Not on Production

Enerplus has approximately 7,479 MBOE of Proved plus Probable Reserves which are capable of production but which, as of December 31, 2004, were not on production. These reserves do not include the Probable Reserves attributable to Enerplus' interest in the SAGD-recoverable bitumen reserves in the Joslyn Creek Project. These reserves have generally been non-producing for periods ranging from a few months to more than five years. In general, these reserves are related to commercially producible volumes that are awaiting production until production from another formation or zone in the same well bore is completed, or are related to reserves volumes which require the completion of infrastructure before production can begin.

OPERATIONAL INFORMATION

Overview

Enerplus' operational strategies and activities are directed towards maximizing value and distributable income over the long-term. Enerplus utilizes its extensive operating experience and employs prudent oil and gas business practices to increase value through accretive acquisitions and development and optimization activities on new and existing oil and gas properties. Enerplus achieves this value creation through a focused and disciplined acquisition strategy, an active development program directed towards lower risk development, continuous optimization of its existing assets and active management of risk.

Enerplus' focused acquisition strategy is generally directed towards mature longer-life assets with lower risk development potential which fit within core strategic areas and complement its existing asset base. Enerplus typically funds its acquisitions by drawing from its existing credit facility, the issuance of Trust Units or a combination of both. This strategy provides Enerplus with the flexibility to respond to acquisition opportunities on a timely basis.

Enerplus actively develops its properties through lower risk development projects which include infill drilling, step-out drilling, joint venture arrangements, farmouts, waterflood implementation and expansions and other activities. Enerplus is currently focused on waterfloods, shallow natural gas and attractive joint venture activities in select areas. On higher risk opportunities, Enerplus generally enters into farmout arrangements under which an exploration-oriented company would pursue the opportunities on Enerplus' behalf, generally at no cost to Enerplus, in exchange for a portion of Enerplus' interests. Enerplus may pursue some higher risk opportunities on its own if the risk/return aspects justify the risk for Enerplus. Enerplus typically looks for projects of sufficient size which, if proven, could materially add to the value of the Fund going forward.

Optimization of Enerplus' existing assets takes the form of debottlenecking; enhancement of artificial lift, water injection, fluid handling, and fluid processing; water injection and facility optimization; and other activities. These activities are typically smaller projects with attractive rates of return given the limited capital investment required and rapid payback. Enerplus uses a variety of technical and operating experts, both internal and external, to achieve these results.

Risk management is a key strategy for Enerplus. This is achieved through a disciplined acquisition focus which is generally concentrated on mature, longer-life properties which typically have more predictable production and reserves, lower risk development activities, partnering on higher risk activities through joint venture or farmout arrangements, an active hedging program and other risk mitigation actions. Enerplus typically experiences a greater than 98% drilling success by avoiding a large component of exploration type drilling which is typically higher risk. Enerplus also tends to take smaller working interests in higher risk play types to limit exposure in any one well without sacrificing the ability to participate in attractive areas such as the Deep Basin or the Foothills areas of Alberta.

Description of Principal Properties and Operations

Outlined below is a description of Enerplus' oil and natural gas operations and each of the Enerplus business units and their principal producing properties including, where applicable, the additional properties or working interests acquired through acquisitions during 2004. All production information represents Enerplus' "company interest" in these properties, which includes overriding royalty interests of Enerplus but is calculated before deduction of royalty interests owned by others. All references to reserve volumes represent Enerplus' estimated company interest reserves (before deduction of royalties) contained in the Sproule Report or GLJ Report, as applicable, using forecast prices and costs. See "Presentation of Enerplus' Oil and Gas Reserves and Production Information".

All of Enerplus' oil and natural gas property interests are located in western Canada in the provinces of British Columbia, Alberta, Saskatchewan and Manitoba. All of Enerplus' major properties have related field production facilities and infrastructure to accommodate Enerplus' production. Production volumes for the year ended December 31, 2004 from Enerplus' properties consisted of approximately 40% crude oil and NGLs and 60% natural gas on a

BOE basis. Enerplus' 2004 production was comprised of average daily production of 25,550 bbls/d of crude oil, 4,398 bbls/d of NGLs and 271.1 MMcf/d of natural gas for a total of 75,130 BOE/d, an increase of 8% when compared to the previous year. During 2003, production consisted of 24,597 bbls/d of crude oil, 4,666 bbls/d of NGLs and 240.9 MMcf/d of natural gas for a total of 69,414 BOE/d. As at December 31, 2004, the oil and natural gas property interests held by Enerplus were estimated to contain Proved plus Probable Reserves of 195.0 MMbbls of crude oil and NGLs and 1,267 Bcf of natural gas for a total of 406.2 MMBOE. See "Oil and Natural Gas Reserves".

Enerplus' operations are organized into a business unit structure, with four geographically distinct Enerplus-operated business units which accounted for approximately 60% of 2004 average daily production, and a joint venture business unit which accounted for approximately 40% of 2004 daily production. Enerplus believes that this structure has enabled it to better focus its activities and improve its operational and technical performance, operating results and capital efficiency. Each of these five business units is a profit centre with a distinct team of engineers, geologists, operations personnel and landmen. Skill sets within each business unit are tailored to compliment the unique demands and opportunities within each area. Outlined below is a description of each business unit, along with a description of the Joslyn Creek Project in which Enerplus participates.

Joint Venture Business Unit

The Joint Venture Business Unit accounted for approximately 40% of Enerplus' 2004 production and encompasses all partner-operated properties in western Canada from northeastern British Columbia to southeastern Saskatchewan. These properties provide exposure to a wide variety of reservoirs, play types, and enhanced recovery projects that offer diversification to Enerplus' asset base. This business unit also provides exposure to higher impact (i.e., higher risk/reward) and more technically complex projects than Enerplus might otherwise pursue on its own.

Production from this business unit for the year ended December 31, 2004 averaged 6,010 bbls/d of crude oil, 2,655 bbls/d of NGLs and 131.0 MMcf/d of natural gas for a total of 30,490 BOE/d. The key producing properties within this business unit include (i) the sweet, liquids rich natural gas plays in the Deep Basin region which encompasses the Elmworth, Karr, Wapiti, and South Wapiti producing fields, primarily operated by Burlington Resources Canada Ltd., Devon Canada Corporation and BP Canada Energy Company, (ii) interests in the deep sour gas natural play in the Hanlan, Alberta region operated by Petro-Canada, (iii) interests in the Mount Benjamin property also operated by Petro-Canada, and (iv) interests in the shallow natural gas property in the Shackleton area of southwestern Saskatchewan which are operated by Profico Energy Management Ltd. and Devon Canada Corporation.

During 2004, the acquisition of Ice Energy and certain assets from ChevronTexaco added approximately 1,600 and 2,400 BOE/d of production, respectively, to the Joint Venture Business Unit. Most of this production is generated from the Shackleton shallow natural gas area and the Mitsue area which is a waterflood project operated by Acclaim Energy Trust. These acquisitions also brought significant development opportunities to Enerplus such as the natural gas from coal ("NGC") development project in the Joffre area of central Alberta, where a total of 78 gross (39 net) wells are planned to be drilled in 2005.

Major production facilities within this business unit include (i) a 6% interest in the Elmworth Gas Plant, (ii) a 3% interest in the Wapiti Gas Plant, (iii) a 10% interest in the Progress Gas Plant, (iv) an 8.5% in the Hanlan-Robb Sour Gas Plant, (v) an 8% interest in a sweetening and absorption facility at Minnehik Buck Lake, (vi) a 2% interest in the Ram River sweetening and refrigeration facility, and (vii) a 22% interest in an emulsion treating and water disposal facility at Hayter.

Excluding the Joslyn Creek Project, Enerplus expects the amount of 2005 capital expenditures for this partner-operated business unit to remain comparable with 2004, with approximately 85% of Enerplus' Joint Venture Business Unit capital budget focused on natural gas-weighted projects and 15% on oil-weighted projects.

Southern Business Unit

The Southern Business Unit is Enerplus' largest and most active operated development area encompassing long-life properties in southern Alberta and Saskatchewan. It contains Enerplus' core shallow natural gas development areas as well as a broad range of crude oil interests. The majority of Enerplus' operated natural gas production and development drilling is conducted in this business unit with over 280 operated shallow natural gas wells drilled in 2004. In addition, Enerplus successfully developed an NGC project in its Trochu field which it acquired from Ice Energy in early 2004, and Enerplus has continued to test other NGC opportunities in its Hanna and Bantry fields. Enerplus acquired ChevronTexaco's Bantry Mannville oil pools effective June 30, 2004, including a Sunburst pool that offers significant development potential. These pools, along with the Medicine Hat Glauconitic "C" Pool waterflood, contribute significant crude oil production to the business unit.

Production from this business unit for the year ended December 31, 2004 averaged 3,702 bbls/d of crude oil, 33 bbls/d of NGLs and 66.8 MMcf/d of natural gas for a total of 14,874 BOE/d. The Southern Business Unit's key natural gas producing properties include Hanna Garden Plains, Bantry, Verger, Countess and Medicine Hat South, all of which have a large contiguous land base, pipeline infrastructure and compression and dehydration facilities. The major crude oil producing properties for this business unit are the previously mentioned Bantry Mannville oil pools and the Medicine Hat Glauconitic "C" Pool. Both oil producing areas include emulsion treating and waterhandling facilities. Various other minor properties contribute to the remainder of this business unit's production.

Enerplus plans to continue shallow natural gas development drilling in 2005, including higher density drilling within existing producing areas. In 2004 more than 70 wells were drilled in four areas to test the viability of high density drilling, with encouraging initial results. In addition, delineation of the natural gas bearing coal beds will continue in 2005 and could offer significant additional upside to take advantage of the land base and infrastructure. Enerplus also plans to continue crude oil development of the Medicine Hat Glauconitic "C" Pool and Bantry Sunburst pool.

Eastern Business Unit

The Eastern Business Unit focuses on waterflood development projects and encompasses operated properties and lands in eastern Alberta, throughout Saskatchewan and in western Manitoba (which were acquired from ChevronTexaco on June 30, 2004). This business unit is predominantly oil weighted with properties producing light sweet, medium quality and conventional heavy oil. The majority of these oil properties have well established secondary recovery projects designed to improve production and enhance recoverable oil reserves. Optimization of these secondary recovery projects is key to maximizing the value of the assets in this business unit.

Production from this business unit for the year ended December 31, 2004 averaged 11,352 bbls/d of crude oil, 160 bbls/d of NGLs and 10.7 MMcf/d of natural gas for a total of 13,297 BOE/d. The key properties within this business unit include Joarcam, Giltedge, Gleneath and the newly-acquired Virden area. Significant crude oil production installations for emulsion treating and injection or water disposal are found at Joarcam, Giltedge, Gleneath, Virden, Silver Heights, Shorncliff, Cadogan and Kessler. In addition, Joarcam also has facilities for natural gas compression, dehydration and processing.

Joarcam is Enerplus' second largest single producing field, producing both light sweet crude oil and natural gas, and has experienced a significant decrease in the production decline rate since Enerplus acquired and assumed operatorship of the property in late 2000. Through a series of optimization and development efforts, Enerplus has improved the decline rate from approximately 30% per year to approximately 10% per year.

The key waterflood recovery projects in this business unit were further reviewed in 2004 to ensure that they were fully optimized. These reviews provided opportunities to infill drill, recomplete and restimulate wells to improve production capability and enhance oil recovery. Development activities for 2005 will build on Enerplus' historical success and continue to focus on improving and expanding its existing waterfloods to increase production and recovery.

Central Business Unit

The Central Business Unit is a mature producing area which covers the west-central portion of Alberta and provides a variety of production predominantly weighted to light quality sweet crude oil and liquids rich natural gas. Crude oil production in this business unit comes from reservoirs with long-life, low decline production profiles while gas is produced from large reserve natural gas pools.

Production from this business unit for the year ended December 31, 2004 averaged 2,739 bbls/d of crude oil, 1,163 bbls/d of NGLs and 33.4 MMcf/d of natural gas for a total of 9,473 BOE/d. The Central Business Unit's key producing property is Pembina 5 Way, a primarily crude oil producing area with significant facilities for emulsion treating and water injection. Other significant properties within this business unit include Ferrier, Sylvan Lake, Kaybob South, and Pine Creek.

Development activity during 2004 was targeted at shallow natural gas drilling in Sylvan Lake and both shallow and deeper tests in Westerose. The Central Business Unit also commenced an aggressive infill drilling program in the Pembina 5-Way area. This program is anticipated to continue throughout 2005 pending successful results from the initial drilling phase.

Northern Business Unit

The Northern Business Unit consists of all Enerplus-operated lands and production in northwestern Alberta and northeastern British Columbia. This business unit's production is predominantly natural gas with some light crude oil and NGLs. Enerplus' acquisition of properties from ChevronTexaco in June 2004 provided the Northern Business Unit with its largest property at Chinchaga in northern Alberta, which is expected to account for over 30% of this area's anticipated 2005 total production.

Two other key areas are Valhalla, where Enerplus operates compression and dehydration facilities, and Progress. Other fields in this area include Bonanza, Pouce Coupe, Firebird and Inga. Production from this business unit for the year ended December 31, 2004 averaged 1,747 bbls/d of crude oil, 387 bbls/d of NGLs and 29.2 MMcf/d of natural gas for a total of 6,996 BOE/d.

During 2004, development activities were directed to improving production through infill drilling at Progress and Pouce Coupe. In the latter part of the year considerable activity was directed to enhancing natural gas production at Chinchaga, including the addition of wellsite compressors, and optimizing natural gas and oil production in the Firebird area. Natural gas production was added late in the year from the Dahl and Whitecourt areas through additional well tie-ins and optimization and reactivations of existing wells.

Development activities for 2005 will target oil production enhancement opportunities at Firebird and Pouce Coupe. Other activities include the development of the Inga fields in northeastern British Columbia to enhance oil production and to evaluate additional natural gas potential.

Joslyn Creek Project

The Joslyn Lease is located approximately 60 kilometres north of Fort McMurray in northern Alberta and contains over 50,000 acres of land and oil sands rights in the McMurray formation. Deer Creek, the operator of the Project, has been evaluating and developing the Joslyn Creek Project since 1998 and has developed a strategy to recover the bitumen located on the Joslyn Lease through multi-phased SAGD and mining development. In August 2002, Enerplus acquired a 16% working interest in the Joslyn Creek Project from Deer Creek. During 2004, a number of significant milestones were achieved in the development of the Joslyn Lease including:

•
completion of the SAGD Phase I well pair pilot during the third quarter as planned with initial non-commercial production rates in line with expectations. Enerplus expects production to reach the forecast target rate of 600 bbls/d gross (96 bbls/d net to Enerplus) in late 2005;

•
further delineation of both the SAGD and mining resource potential. Another 280 core holes were drilled in 2004 to further quantify the resource potential and define specific project areas within the lease. A majority of these were completed in early 2004 with the remaining core holes drilled in late 2004 as part of the 2004/2005 winter core hole program and are currently being evaluated;

•
acceleration of the Phase II development plans for a 10,000 bbl/d commercial SAGD project (1,600 bbls/d net to Enerplus). Over 70% of the facility engineering has been completed and construction commenced in January 2005 with drilling scheduled to begin in mid-2005 and production anticipated to commence in 2006;

•	addition of 47.7 MMbbls of SAGD-recoverable Probable Reserves of bitumen net to Enerplus as presented in the GLJ Report; and

•
initiation of the regulatory application for SAGD Phase IIIA, the next 15,000 bbl/d expansion, which is expected to begin construction in late 2007. Enerplus anticipates that the regulatory application will be filed for SAGD Phase IIIA in the first half of 2005, followed closely by the regulatory application for a second 15,000 bbl/d expansion (SAGD Phase IIIB), which is currently anticipated to occur in 2009.

Enerplus expects to expend approximately $30 million on the Joslyn Creek Project in 2005.

Summary of Production Locations

During the year ended December 31, 2004, on a BOE basis, 87% of Enerplus' production was derived from Alberta, 9% from Saskatchewan, 3% from British Columbia and 1% from Manitoba. The following table describes the major properties in each of Enerplus' five business units and the average daily production from those properties during the year ended December 31, 2004:

2004 Average Daily Production

	Product
	Crude Oil
	Heavy	Light and Medium	NGLs	Natural Gas	Total
Business Unit and Property	(bbls/d)	(bbls/d)	(bbls/d)	(Mcf/d)	(BOE/d)
Joint Venture Business Unit
Mount Benjamin	-	-	15	10,645	1,789
Elmworth	-	-	373	7,306	1,591
Pine Creek	-	-	374	6,842	1,514
Shackleton	-	-	-	8,376	1,396
Mitsue(2)	-	524	59	628	688
Bantry(2)	107	-	7	3,152	639
Hanlan	-	-	6	5,918	992
Verger	-	-	-	5,892	982
Hayter	910	-	-	48	918
South Wapiti	-	-	183	4,370	911
Ferrier	-	47	208	3,638	861
Basing-Shaw	-	-	6	4,123	693
Progress	-	50	56	3,154	632
Other	695	3,677	1,368	66,859	16,884
Total	1,712	4,298	2,655	130,951	30,490

Product
Crude Oil
	Heavy	Light and Medium	NGLs	Natural Gas	Total
Business Unit and Property	(bbls/d)	(bbls/d)	(bbls/d)	(Mcf/d)	(BOE/d)
Southern Business Unit
Bantry(2)	1,301	-	-	17,791	4,266
Hanna Garden	-	4	1	13,013	2,174
Medicine Hat	1,626	-	-	806	1,760
Verger	-	2	-	7,188	1,200
Medicine Hat South	-	-	-	6,768	1,128
Other	72	697	32	21,267	4,346
Total	2,999	703	33	66,833	14,874
Eastern Business Unit
Joarcam	-	2,299	121	6,276	3,466
Giltedge	1,776	-	-	243	1,817
Virden(1)	-	572	-	-	572
Gleneath	-	1,040	22	444	1,136
Silver Heights	-	823	6	432	901
Shorncliff	819	-	11	123	851
Other	770	3,253	-	3,190	4,554
Total	3,365	7,987	160	10,708	13,297
Central Business Unit
Pembina 5 Way	-	1,968	122	1,768	2,385
Pine Creek	-	3	195	3,793	830
Ferrier	-	9	174	3,735	806
Sylvan Lake	-	282	101	2,046	724
Other	-	477	571	22,083	4,728
Total	-	2,739	1,163	33,425	9,473
Northern Business Unit
Chinchaga(1)	-	-	-	8,000	1,333
Valhalla	-	251	85	6,861	1,480
Progress	-	582	30	2,733	1,068
Other	-	914	272	11,580	3,115
Total	-	1,747	387	29,174	6,996
TOTAL	8,076	17,474	4,398	271,091	75,130

Notes:
(1)
Acquired June 30, 2004. Production from these properties is only included in Enerplus' operational results from such date, and accordingly the annualized average daily production presented is not indicative of a full year of production results from these properties.

(2)
Additional interests in this area were acquired by Enerplus on June 30, 2004. Production from these properties is only included in Enerplus' operational results from such date, and accordingly the annualized average daily production as presented is not indicative of a full year of production results from these properties.

Oil and Natural Gas Wells and Unproved Properties

The following table summarizes, as at December 31, 2004, Enerplus' interests in producing wells and in non-producing wells which were not producing but which may be capable of production, along with Enerplus' interests in Unproved properties. Although many wells produce both oil and natural gas, a well is categorized as an oil well or a natural gas well based upon the proportion of oil or natural gas production that constitutes the majority of production from that well.

	Producing Wells				Non-Producing Wells				Unproved Properties
	Oil		Natural Gas		Oil		Natural Gas		(thousand of acres)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	3,372	1,321.0	5,114	2,570.9	859	362.7	562	236.1	710.9	308.4
Saskatchewan	2,303	423.8	659	381.6	240	34.6	19	6.4	170.8	76.8
British Columbia	191	21.6	121	28.1	46	6.3	63	14.6	112.0	46.7
Manitoba	559	302.5	-	-	15	7.6	-	-	9.4	5.5
Joslyn Creek Project	1	0.2	-	-	-	-	-	-	24.0	3.8
Total	6,426	2,069.1	5,894	2,980.6	1,160	411.2	644	257.1	1,027.1	441.2

Enerplus expects its rights to explore, develop and exploit on approximately 88,000 net acres of Unproved Properties to ordinarily expire prior to December 31, 2005. Enerplus has no material work commitments on such properties and, where Enerplus determines appropriate, it can continue expiring leases by either making the necessary applications to extend or performing the necessary work.

Exploration and Development Activities

The primary operational focus of Enerplus is to pursue attractive risk/return growth opportunities through the development of existing properties and the acquisition of new properties. Higher risk exploration plays and non-core land are generally farmed out, sold, or exchanged for other interests with more attractive risk/return characteristics, however Enerplus will participate in select exploration opportunities. Enerplus will also continue its ongoing property rationalization program on a selective basis and any sale proceeds may be used to acquire interests in existing core areas or new prospects with attractive exploitation opportunities.

During 2004, Enerplus participated in the drilling of 748 gross wells (367.1 net wells) with a 99% net well success rate. The majority of Enerplus' drilling activity was in the shallow natural gas areas around Hanna Garden, Medicine Hat, Verger, Countess and Bantry. The Fund also had active operated drilling and facility programs in oil dominated areas such as Pembina, Joarcam, Giltedge and Medicine Hat Glauconitic "C". The Shackleton and Hatton shallow natural gas areas in southwestern Saskatchewan, the Deep Basin area of northwestern Alberta and the Foothills region of western Alberta were the focus areas of non-operated drilling activity in 2004. The following table summarizes the number and type of wells that Enerplus drilled or participated in the drilling of for the year ended December 31, 2004. Wells have been designated as "development" or "exploratory" wells in accordance with the definitions of such terms in NI 51-101. No "service wells" (as defined in NI 51-101) were drilled in 2004.

	Development Wells		Exploratory Wells
Category of Well	Gross	Net	Gross	Net
Crude oil wells	99	41.5	1	0.3
Natural gas wells	631	319.2	15	5.4
Dry and abandoned wells	1	0.2	1	0.5
Total	731	360.9	17	6.2

Enerplus currently intends to focus its development activities in the Western Canadian Sedimentary Basin although Enerplus also considers acquisitions outside of Western Canada. Enerplus' development activities are typically funded through debt which may be subsequently repaid through internally generated cash flow that is withheld by the Fund's operating subsidiaries from payments made to the Fund, as well as through the issuance of Trust Units. Enerplus does not anticipate that the costs of funding these development activities will have a material effect on Enerplus' disclosed oil and gas reserves or future net revenue attributable to those reserves. See "Additional Operational Information - Acquisition and Development Activities" below.

Quarterly Production History

The following table sets forth Enerplus' average daily production volumes, on a company interest basis, for each fiscal quarter in 2004 and for the entire year.

	Year Ended December 31, 2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total for Year
Crude oil
Light and medium oil (bbls/d)	16,363	15,960	18,383	19,159	17,474
Heavy oil (bbls/d)	6,885	6,422	9,374	9,593	8,076
Total crude oil (bbls/d)	23,248	22,382	27,757	28,752	25,550
Natural gas liquids (bbls/d)	4,622	4,367	4,449	4,157	4,398
Total liquids (bbls/d)	27,870	26,749	32,206	32,909	29,948
Natural gas (Mcf/d)	262,096	251,647	277,641	292,671	271,091
Total (BOE/d)	71,553	68,690	78,480	81,688	75,130

Quarterly Netback History

The following tables set forth Enerplus' average netbacks received for each fiscal quarter in 2004 and for the entire year (excluding any hedging gains or losses). Netbacks are calculated on the basis of prices received before hedging on sales volumes, less related royalties and related production costs. For multiple product well types, production costs are entirely attributed to that well's principal product type.

Light and Medium Crude Oil ($ per bbl)

	Year Ended December 31, 2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total for Year
Sales price(1)	$41.28	$45.19	$51.36	$52.29	$47.87
Royalties	(7.03)	(7.64)	(8.68)	(9.31)	(8.23)
Production costs(2)	(11.33)	(13.99)	(12.50)	(10.63)	(12.06)
Netback	$22.92	$23.56	$30.18	$32.35	$27.58

Heavy Oil ($ per bbl)

	Year Ended December 31, 2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total for Year
Sales price(1)	$30.19	$33.50	$40.43	$34.04	$34.98
Royalties	(5.83)	(6.55)	(7.25)	(6.35)	(6.54)
Production costs(2)	(8.05)	(9.15)	(8.07)	(8.63)	(8.45)
Netback	$16.31	$17.80	$25.11	$19.06	$19.99

Natural Gas Liquids ($ per bbl)

	Year Ended December 31, 2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total for Year
Sales price(1)	$29.73	$36.52	$41.52	$45.46	$38.14
Royalties	(7.15)	(9.45)	(10.64)	(11.50)	(9.64)
Production costs(2)	-	-	-	-	-
Netback	$22.58	$27.07	$30.88	$33.96	$28.50

Natural Gas ($ per Mcf)

	Year Ended December 31, 2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total for Year
Sales price(1)	$6.10	$7.22	$6.39	$6.59	$6.56
Royalties	(1.34)	(1.56)	(1.47)	(1.43)	(1.44)
Production costs(2)	(0.86)	(1.03)	(0.96)	(0.96)	(0.95)
Netback	$3.90	$4.63	$3.96	$4.20	$4.17

Total ($ per BOE)

	Year Ended December 31, 2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total for Year
Sales price(1)	$36.75	$42.49	$41.86	$42.25	$40.90
Royalties	(7.52)	(8.69)	(8.68)	(8.65)	(8.40)
Production costs(2)	(6.53)	(7.81)	(7.34)	(6.93)	(7.14)
Netback	$22.70	$25.99	$25.84	$26.67	$25.36

Notes:
(1)	Net of transportation costs but before hedging.
(2)
Production costs are costs incurred to operate and maintain wells and related equipment and facilities, including operating costs of support equipment used in oil and gas activities and other costs of operating and maintaining those wells and related equipment and facilities. Examples of productions costs include items such as field staff labour costs, costs of materials, supplies and fuel consumed and supplies utilized in operating the wells and related equipment (such as power, chemicals and lease rentals), repairs and maintenance costs, property taxes, insurance costs, costs of workovers, net processing and treating fees, overhead fees, taxes (other than income and capital taxes) and other costs.

Abandonment and Reclamation Costs

In connection with its operations, Enerplus will incur abandonment and reclamation costs for surface leases, wells, facilities and pipelines. Enerplus estimates such costs through a model that incorporates data from Enerplus' operating history, a cost formula used by the Alberta Energy Utilities Board and industry information sources, together with other operating assumptions. Enerplus expects all of its net wells to incur these costs. Enerplus anticipates the total amount of such costs, net of estimated salvage value for such equipment, to be approximately $384 million on an undiscounted basis and $56 million discounted at 10%. The calculations of future net revenue under "Oil and Natural Gas Reserves" above have excluded approximately $203 million on an undiscounted basis and $29 million discounted at 10% as these calculations do not reflect any costs for abandonment and reclamation for facilities and wells for which no reserves have been attributed. In the next three financial years, Enerplus anticipates that a total of approximately $22.5 million on an undiscounted basis and $19.5 million discounted at 10% will be incurred in respect of abandonment and reclamation costs.

Tax Horizon

None of the Fund or its operating subsidiaries were required to pay income taxes for the year ended December 31, 2004. See Notes 1(h) and 11 to the Fund's audited financial statements for the year ended December 31, 2004. Under Enerplus' current structure and existing tax legislation, annual taxable income is transferred from its operating entities to the Fund through interest, royalty and other distribution payments. The Fund, in turn, allocates all of its taxable income to unitholders through the payment of cash distributions and therefore no cash income tax is expected to be incurred in the Fund or its operating subsidiaries.

Costs Incurred

In the financial year ended December 31, 2004, Enerplus expended a total of $636 million on corporate and property acquisitions, as well as $207 million for development and facilities costs.

Marketing Arrangements and Forward Contracts

Crude Oil and NGLs

Enerplus' crude oil and NGLs production is marketed to a diverse portfolio of intermediaries and end users on 30 day continuously renewing contracts whose terms fluctuate with monthly spot market prices. Enerplus received an average price (net of transportation costs but before hedging) of $47.87/bbl for its light and medium crude oil, $34.98/bbl for its heavy crude oil and $38.14/bbl for its NGLs for the year ended December 31, 2004, compared to $38.66/bbl for its light and medium crude oil, $28.61/bbl for its heavy crude oil and $33.43/bbl for its NGLs for the year ended December 31, 2003.

Natural Gas

In marketing its natural gas production, Enerplus' efforts are directed to achieve a mix of contracts, customers, and geographic markets. Enerplus sells approximately one-third of its natural gas production under aggregator contracts wherein a large pool of reserve based natural gas production is aggregated and sold downstream under long term transportation and sales contracts to a variety of end users. The entire sales proceeds and transportation costs are pooled and paid equitable to all supply producers. In 2004, these aggregators contracts returned a price just slightly lower than the monthly Alberta spot market price. As well, Enerplus has its own firm transportation commitments to deliver natural gas into the U.S. midwest (Chicago) area. These contracts comprise 10 MMcf/d on Foothills and Northern Border pipelines until October 31, 2008; 5 MMcf/d on the Alliance Pipeline until October 31, 2015; and 5 MMcf/d to Marshfield, Illinois on the TransCanada and Viking Pipelines until October 2008. The remainder of Enerplus' natural gas production is sold primarily in the provinces of Alberta, Saskatchewan and British Columbia at prevailing spot market prices.

Enerplus' percentage of 2004 revenues attributable to natural gas (net of transportation costs but before hedging) was 58% compared to 59% in 2003. The average price received by Enerplus (net of transportation costs but before hedging) for its natural gas in 2004 was $6.56/Mcf compared to $6.30/Mcf in the year ended December 31, 2003.

Future Commitments and Forward Contracts

Enerplus uses various types of financial instruments and fixed price physical sales contracts to manage the risk related to fluctuating commodity prices. Absent such hedging activities, all of the crude oil and NGLs and the majority of natural gas production of Enerplus is sold into the open market at prevailing spot prices, which exposes Enerplus to the risks associated with commodity price fluctuations and foreign exchange rates. See "Risk Factors". Information regarding Enerplus' financial and physical instruments is contained in Note 12 to the Fund's audited annual consolidated financial statements for the year ended December 31, 2004 and under the headings "Pricing" and "Price Risk Management" in the Fund's management's discussion and analysis for the year ended December 31, 2004, each of which is available through the Internet on Enerplus' SEDAR profile at www.sedar.com.

Environment, Health and Safety

Enerplus maintains a fully integrated environment, health and safety management system that assists it in protecting the health and safety of its employees, contractors and the public, as well as helping to preserve the quality of the environment.

Enerplus achieved a Certificate of Recognition in the Partnership Program with Alberta Human Resources and the Workers' Compensation Board for the first time in 2000. Enerplus has maintained this certificate through an annual review and an extensive audit every three years, the last of which was successfully completed in 2003.

Enerplus continues to be an active Platinum Level participant (the highest level attainable) in the Environment, Health and Safety Stewardship Program initiated by the Canadian Association of Petroleum Producers ("CAPP"). Enerplus monitors key benchmarks of recordable and lost time injuries for employees and contractors and consistently outperforms the employee total recordable injury frequency as measured against CAPP's benchmark data. However, in December 2004 Enerplus experienced its first two lost time employee incidents since 1998. Both employees have since returned to work. Increased focus on contractor safety during 2004 resulted in significant progress in reducing contractor injury frequency rates. Contractor total recordable frequency rates dropped from 3.64 total recordable incidents per 200,000 hours in 2003 to 1.64 for 2004.

In support of the environment, health and safety management system, Enerplus maintains an active well abandonment and site restoration program and a comprehensive integrity management program for its surface piping, facilities, storage tanks and underground pipelines. Enerplus applies these programs to its existing assets and any new assets it may acquire through a detailed due diligence review as part of the acquisition process. As part of its ongoing mitigation program in 2004, integrity inspections were conducted on 1,430 (31%) of Enerplus' pressure vessels and 325 (19%) of its storage tanks. In addition, over 95% of Enerplus' entire 5,500 kms of field gathering pipeline network is risk assessed and flow modeled annually. Overall in 2004, Enerplus spent $6 million on its corrosion mitigation program, $4.6 million on site abandonment and restoration, and $2.7 million on other related environment, health and safety activities on its operated properties.

Impact of Environmental Protection Requirements

Enerplus carries out its activities and operations in compliance with all relevant and applicable environmental regulations and good industry practice. See "Information Respecting Enerplus Resources Fund - Operations of Enerplus - Environmental Obligations". At present, Enerplus believes that it meets all applicable environmental standards and regulations and has included appropriate amounts in its capital expenditure budget to continue to meet its ongoing environmental obligations. The costs incurred by Enerplus in respect of continued environmental compliance and site restoration costs amounted to approximately 3% of the total development expenditures incurred by Enerplus in 2004. See "Industry Conditions - Environmental Regulation" and "Risk Factors".

Additional Operational Information

Insurance

Enerplus carries insurance coverage to protect its assets at or above the standards typical within the oil and natural gas industry. Insurance levels are determined and acquired by Enerplus after considering the perceived risk of loss, coverage determined appropriate and the overall cost. Coverages currently in place include protection against third party liability, property damage or loss, and, for certain properties, business interruption. In addition, director and officer liability coverage is also carried for directors and officers of Enerplus.

Personnel

As at December 31, 2004, Enerplus employed a total of 513 persons.

INFORMATION RESPECTING ENERPLUS RESOURCES FUND

Description of the Trust Units and the Trust Indenture

The following is a summary of certain provisions of the Trust Indenture and the Trust Units. For a complete description, reference should be made to the Trust Indenture, a copy of which may be viewed at the offices of, or obtained from, the Trustee, and a copy of which was filed on the Fund's SEDAR profile at www.sedar.com on January 5, 2004 (as may be subsequently amended and superseded).

General

The Fund was created, and the Trust Units are issued, pursuant to the Trust Indenture. The Trust Indenture, among other things, provides for the administration of the Fund, the investment of the Fund's assets, the calculation and payment of distributions to unitholders, the calling of and conduct of business at meetings of unitholders, the appointment and removal of the Trustee, redemptions of Trust Units and the payment of distributions by the Fund to its unitholders. Among other things, material amendments to the Trust Indenture, the early termination of the Fund and the sale or transfer of all or substantially all of the property of the Fund require the approval by extraordinary resolution (i.e., 66 2/3% of the votes cast) of the unitholders. See "Meetings of Unitholders and Voting" and "Amendments to the Trust Indenture" below.

Trust Units and Other Securities of the Fund

The Fund is authorized to issue an unlimited number of Trust Units and each Trust Unit represents an equal undivided beneficial interest in the Fund. All Trust Units share equally in all distributions from the Fund and in the net assets of the Fund upon the termination or winding-up of the Fund. Each Trust Unit entitles the holder thereof to one vote at meetings of unitholders. No unitholder will be liable to pay any further calls or assessments in respect of the Trust Units. No conversion or pre-emptive rights attach to the Trust Units.

The Trust Indenture provides that the directors of EnerMark may from time to time authorize the creation and issuance of options, rights, warrants or similar rights to acquire Trust Units or other securities convertible or exchangeable into Trust Units, on the terms and conditions as the directors of EnerMark may determine. A right, warrant, option or other similar security is not considered to be a Trust Unit and a holder of such securities is not considered to be a unitholder of Enerplus. Additionally, the directors of EnerMark may authorize the creation and issuance of debentures, notes and other indebtedness of the Fund on such terms and conditions as the directors of EnerMark may determine.

The Trustee

CIBC Mellon Trust Company is the trustee of the Fund and also acts as transfer agent and registrar for the Trust Units. The Trust Indenture provides that, subject to the specific limitations and the grant of powers to EnerMark contained in the Trust Indenture, the Trustee has full, absolute and exclusive power, control and authority over the property of the Fund and over the affairs of the Fund to the same extent as if the Trustee were the sole owner of such property in its own right, and may do all such acts and things as it, in its sole judgment and discretion, deems necessary or incidental to, or desirable for, the carrying out of the duties of the Trustee as established pursuant to the Trust Indenture. In particular, among other things, the Trustee is responsible for making the payment of distributions or other property to unitholders, maintaining certain records of the Fund and providing certain reports to unitholders.

However, certain powers, authorities and obligations have been granted to EnerMark in the Trust Indenture, including the responsibility for the general administration and management of the day to day affairs and operations of the Fund. Other powers and responsibilities may be delegated to such other persons as the Fund Trustee may deem necessary or desirable. See "Responsibilities of and Delegation to EnerMark" below.

The Trustee shall be removed by notice in writing delivered by EnerMark to the Trustee if the Trustee fails to meet certain criteria stated within the Trust Indenture or with the approval of at least 66 2/3% of the votes cast at a meeting of unitholders called for that purpose. The Trustee or any successor may resign upon 60 days notice to EnerMark. Such resignation or removal shall become effective upon the acceptance of appointment by a successor trustee. If the Trustee is removed by EnerMark, EnerMark may appoint a successor trustee. If the Trustee resigns or is removed by unitholders, its successor must be either appointed by EnerMark or the unitholders. If a successor trustee does not accept its appointment as trustee, a court may appoint the successor trustee.

The Trust Indenture provides that the Trustee shall exercise the powers and discharge the duties of its office honestly, in good faith and in the best interests of the Fund and its unitholders and shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. To the extent the performance of certain duties and activities has been granted, allocated or delegated to EnerMark in the Trust Indenture, or to the extent that the Trustee has relied on EnerMark in carrying out the Trustee's duties, the Trustee is deemed to have satisfied its standard of care.

The Trustee will not be liable for: (i) any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or securities; (ii) any depreciation or loss incurred by reason of the sale of any security or assets; (iii) any inaccuracy in any evaluation or advice of EnerMark or any retained expert or other advisor, or any reliance on any such evaluation or advice; (iv) the disposition of monies or securities; or (v) any action or failure to act of EnerMark or any other person to whom the Trustee has properly delegated its duties. These provisions, however, will not protect the Trustee in cases of wilful misfeasance, bad faith, negligence or disregard of its obligations and duties nor shall it protect the Trustee in any case where the Trustee fails to act in accordance with the standard of care described above. The Trustee may retain an expert or advisor in connection with the performance of its duties under the Trust Indenture and may act or refuse to act on the advice of any such expert or advisor without liability.

The Trustee, where it has met its standard of care, shall be indemnified by the Fund, EnerMark and ERC for any costs or liabilities imposed upon the Trustee in consequence of its performance of its duties, but shall have no additional recourse against the Fund's unitholders. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee. The Trustee is entitled to receive from the Fund the fees that may be agreed upon in writing by EnerMark, on behalf of the Fund, and the Trustee, and is entitled to be reimbursed by the Fund for its expenses incurred in acting as trustee.

Responsibilities of and Delegation to EnerMark

Under the Trust Indenture, in addition to the duties of EnerMark described elsewhere in this Annual Information Form, EnerMark has been allocated the responsibility for the general administration and management of the affairs and day-to-day operations of the Fund. The Trustee is also authorized to delegate any of the powers and duties granted to it (to the extent not prohibited by law) to any person as the Trustee may deem necessary or desirable. All significant operational and strategic matters relating to the Fund have been either granted or delegated to EnerMark in the Trust Indenture including, among other things, the responsibility to: (i) determine the timing and terms of future offerings or repurchases of Trust Units and other securities of the Fund; (ii) undertake all matters relating to borrowings by the Fund, including the granting of security and subordination agreements by the Fund; (iii) vote all securities held by the Fund (subject to restrictions in the Trust Indenture); (iv) approve the Fund's public disclosure documents; (v) undertake all matters pertaining to any take-over bid, merger, amalgamation, arrangement, substantial asset acquisition or similar transaction involving the Fund; (vi) ensure compliance by the Fund with its continuous disclosure obligations under applicable securities laws; (vii) provide investor relations services; (viii) prepare and cause to be provided to unitholders all information to which unitholders are entitled under the Trust Indenture and under applicable laws; (ix) call and hold meetings of unitholders and prepare, approve and arrange for the distribution of required materials, including notices of meetings and information circulars, in respect of all such meetings; (x) compute, determine, approve and direct the Trustee to make distributions to unitholders; and (xi) use its best efforts to ensure the Fund maintains its status as a mutual fund trust under the Tax Act. The Trust Indenture permits EnerMark to delegate its responsibilities, but no such delegation will relieve EnerMark of its obligations under the Trust Indenture. If, however, EnerMark delegates its responsibilities to a third party and in so doing does not breach its standard of care, EnerMark will not be liable for the acts or omissions of such delegate.

In exercising its powers and discharging its duties under the Trust Indenture, EnerMark is required to act honestly, in good faith and with a view to the best interests of the Fund and the unitholders, and shall exercise the same degree of care, diligence and skill that a reasonably prudent person, having responsibilities of a similar nature to those set forth in the Trust Indenture, would exercise in comparable circumstances. The Trust Indenture also sets forth certain rights, restrictions and limitations which pertain to the performance by EnerMark of the duties granted to it under the Trust Indenture or delegated to it by the Trustee. The Trust Indenture provides that the Trustee shall have no liability to any unitholder or other person as a result of the granting and allocation of certain powers and responsibilities to EnerMark pursuant to the Trust Indenture or the delegation by the Trustee of any of its powers and duties to EnerMark.

Certain Restrictions on Powers of the Trustee and EnerMark

The Trust Indenture provides that neither the Trustee nor EnerMark may, without approval of the Fund's unitholders by ordinary resolution (meaning approval by a majority of the votes cast), vote shares of EnerMark to appoint, remove or replace the directors of EnerMark or appoint or change the auditors of the Fund, except to fill a vacancy in the office of auditors. Additionally, the Trust Indenture provides that neither the Trustee nor EnerMark may, without approval of the unitholders by extraordinary resolution (meaning approval by at least 66 2/3% of the votes):

(i)	amend the Trust Indenture (except in certain circumstances described under "Amendments to the Trust Indenture" below);

(ii)
sell, assign, lease, exchange or otherwise dispose of, or agree to do so, all or substantially all of the property and assets of the Fund, other than (A) in conjunction with an internal reorganization of the direct or indirect assets of the Fund as a result of which the Fund has the same direct or indirect interest in such property and assets that it had prior to the reorganization, or (B) pursuant to a pledge relating to indebtedness of the Fund or its subsidiaries;

(iii)	authorize the termination, liquidation or winding-up of the Fund; or

(iv)
authorize the combination, merger or similar transaction between the Fund and any other person that is not an affiliate or associate of the Fund, except in connection with an internal reorganization of the Fund and its affiliates (but for greater certainty, a take-over bid by or on behalf of the Fund, an acquisition by or on behalf of the Fund by way of plan of arrangement or the acquisition by the Fund of all or substantially all of the assets of another person shall not be subject to the approval of the unitholders).

Additionally, neither the Trustee nor EnerMark shall take, or fail to take, any actions which would result in the Fund not qualifying as a "mutual fund trust" under the Tax Act.

The Trustee has delegated the voting of securities held by the Fund (primarily being the common shares of EnerMark) to EnerMark, subject to restrictions on voting those securities contained in the Trust Indenture. In certain circumstances, including those described above, before the Fund (through EnerMark) may vote these securities, a vote of the unitholders of the Fund on the matter must first be held in accordance with the provisions of the Trust Indenture. EnerMark shall then be required to vote the applicable securities held by the Fund in favour of, or in opposition to, the matter in equal proportion to the votes cast by the unitholders of the Fund in favour of, or in opposition to, the matter, as applicable.

Non-Resident Ownership Provisions

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, it may be necessary for the Fund to ensure that it has not been established or maintained primarily for the benefit of non-residents of Canada ("non-residents") within the meaning of the Tax Act or to otherwise restrict the number of Trust Units held by non-residents. Accordingly, the Trust Indenture provides that, from time to time, EnerMark may restrict the number of Trust Units owned by non-residents and take all necessary steps to monitor the ownership of the Trust Units such that the Fund maintains the status of a unit trust and mutual fund trust for the purposes of the Tax Act. The Trust

Indenture also provides that, if at any time EnerMark becomes aware that the number of Trust Units owned by non-residents exceeds the restricted number of Trust Units as determined by EnerMark, or that such a situation is imminent, EnerMark, on behalf of the Fund, will make a public announcement of the situation and will take steps to ensure no additional Trust Units are issued or transferred to non-residents, and may require non-residents (generally chosen in the inverse order of acquisition or registration of the Trust Units) to sell their Trust Units, or a portion thereof, in order to reduce the level of non-resident ownership below the determined threshold. The Fund's transfer agent may require declarations as to residency to effect these provisions.

As a result of the uncertainty involved in the methodology used to determine the proportion of non-resident ownership, any reasonable and bona fide exercise by EnerMark of its discretion in making a determination as to the proportion of non-resident ownership shall be binding and shall not subject the Trustee, EnerMark or the Fund's transfer agent to any liability for any violation of non-resident ownership restrictions under the Tax Act. Notwithstanding any other provision of the Trust Indenture, non-residents are not entitled to vote on any resolutions to amend the non-resident ownership provisions contained in the Trust Indenture.

For additional information regarding non-resident ownership restrictions and developments, see "General Development of Enerplus Resources Fund - Non-Resident Ownership Matters and Mutual Fund Trust Status" and "Risk Factors".

Investments of the Fund

The Fund is a limited purpose trust which is restricted to investing in investments or properties described in Section 132(6)(b) of the Tax Act including, without limitation, any investments or property acquired directly or indirectly from the issue of Trust Units. However, the Fund cannot hold property or investments which would result in the Fund not being either a "unit trust" or a "mutual fund trust", or which would cause the Trust Units to be foreign property, for the purposes of the Tax Act. At present, the directly held assets of the Fund are securities of certain of its wholly owned operating subsidiaries, unsecured indebtedness issued to the Fund by EnerMark and the royalty interests issued to the Fund by EnerMark, ERC and Enerplus Oil & Gas. The Fund may also dispose of any of its investments or properties, and also may invest cash which is not being used immediately for the purposes required in the Trust Indenture in short term financial instruments guaranteed by a Canadian chartered bank or the federal or a provincial government of Canada.

Distributions of Distributable Income

The Fund makes distributions from its net income and net realized capital gains. It receives income from EnerMark, ERC and Enerplus Oil & Gas pursuant to the royalty agreements, as well as from other sources such as principal and interest payments and dividend and distribution payments received from its operating subsidiaries. These operating subsidiaries may retain a portion of their operating cash flow to repay debt or fund capital expenditure and working capital requirements. In determining what amount of its income is distributable, the Fund deducts all taxes (including withholding tax) and all expenses and liabilities of the Fund which are due or accrued and which are chargeable to income. The Trust Indenture provides that the amount of distributable income and net realized capital gains to be paid in any period, and the timing of those distributions, is within EnerMark's discretion.

Under the Trust Indenture, EnerMark has the authority to determine the timing and the number of distribution record dates within the year. Currently, the Fund has established a monthly distribution, with the 10th day of each calendar month as a distribution record date and the 20th day of such month as the corresponding distribution payment date. The January 20 payment date is an exception as its corresponding record date is December 31 of the immediately preceding year. Under certain circumstances, including where the Fund does not have sufficient cash to pay the full distribution to be made on a distribution payment date, the distribution payable to unitholders may, at the option of EnerMark, include a distribution of Trust Units having a value equal to the cash shortfall.

Once a distribution record date has been set, the Fund must declare the amount of distributable income and net realized capital gains, if any, that will be distributed on or before that date and may pay out the distribution on the corresponding distribution payment date. The Trust Indenture provides that EnerMark, on behalf of the Fund and the Trustee, may declare payable to the unitholders on a pro rata basis all or any part of the distributable income and net realized capital gains of the Fund for that period ending on the distribution record date to the extent that cash flow was not previously declared payable. The authority to determine the amount of distributable income and net realized capital gains, if any, that will be paid on a given distribution date, and to administer these payments, has been granted to EnerMark. On December 31 of each fiscal year, an amount equal to the net income of the Fund for such fiscal year determined in accordance with the Tax Act plus any net realized capital gains of the Fund, to the extent that either is not previously declared payable by the Fund to its unitholders in such fiscal year, will be payable to unitholders immediately prior to the end of that fiscal year. Notwithstanding the foregoing, the Fund may retain that amount of distributable income and net realized capital gains that is determined to be necessary to pay any tax liability of the Fund, and those amounts will not be payable by the Fund to unitholders. See "Distributions to Unitholders" for additional information regarding the cash distributions paid by the Fund to its unitholders.

Meetings of Unitholders and Voting

The Trust Indenture provides that there shall be an annual meeting of the Fund's unitholders (which may include any holders of voting rights then outstanding) at a time and place determined by EnerMark for the purpose of: (i) the presentation of the audited financial statements of the Fund for the prior fiscal year; (ii) directing and instructing the Fund as to the manner in which it (through EnerMark) shall vote the shares of EnerMark held by the Fund in respect of the election of the directors of EnerMark; (iii) appointing the auditors of the Fund for the ensuing year; and (iv) transacting such other business as EnerMark or the Trustee may determine or as may be properly brought before the meeting.

The Trust Indenture provides that special meetings of unitholders may be convened at any time and for any purpose by the Trustee or EnerMark and must be convened if requisitioned in writing by unitholders representing not less than 20% of the Trust Units then outstanding. A requisition will be required to state in reasonable detail the business proposed to be transacted at the meeting.

At all meetings of the Fund's unitholders, each holder is entitled to one vote in respect of each Trust Unit held. Unitholders may attend and vote at all meetings of the unitholders either in person or by proxy, and a proxy holder does not have to be a unitholder. Two persons present in person or represented by proxy and representing no less than 5% of the votes attached to all outstanding Trust Units will constitute a quorum for the transaction of business at such meetings. If a quorum is not present at any such meeting, the meeting will stand adjourned until at least one day later and to such place and time as the chairman of the meeting determines, and the unitholders present in person or by proxy at such adjourned meeting will constitute a quorum for the transaction of any business which might have been dealt with at the original meeting in accordance with the notice calling the original meeting. Provided due and proper notice to unitholders is given in accordance with the Trust Indenture, a resolution executed by unitholders holding the requisite number of the outstanding Trust Units entitled to vote shall have the same effect as if it had been passed by that percentage of votes cast at a meeting of unitholders.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of unitholders and the holders of other securities of the Fund. All activities necessary to organize any such meeting will be undertaken by EnerMark.

Redemption Right

Each unitholder is entitled to require the Fund to redeem at any time or from time to time, at the demand of the unitholder and upon receipt by the Fund of a duly completed and properly executed notice requesting such redemption, all or any part of the Trust Units registered in the name of the unitholder at a price per Trust Unit equal to the lesser of:

(a)
85% of the market price (as defined in the Trust Indenture) of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 day trading period commencing immediately after the date on which the Trust Units were tendered to the Fund for redemption; and

(b)	the closing market price on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were so tendered for redemption.

The price that unitholders receive for Trust Units surrendered for redemption during any calendar month will be paid to the unitholder on the last day of the following month. There is however a limitation on the amount of cash that the Fund can pay for redemptions. The maximum amount of cash that the Fund can pay for all Trust Units surrendered for redemption in any calendar month and the preceding calendar month cannot exceed $500,000, although EnerMark has the ability to waive this limitation at its discretion. If a unitholder is not entitled to receive a cash payment for Trust Units surrendered for redemption as a result of such limitations, a unitholder will receive notes or other investments of the Fund, subject to receipt of any applicable regulatory approvals. If at the time that a unitholder surrenders his or her Trust Units for redemption, the Trust Units are not listed for trading on the Toronto Stock Exchange or another market which EnerMark considers, in its sole discretion, provides representative fair market value prices for the Trust Units, or if the normal trading of the Trust Units has been suspended or halted, the unitholder will receive a price per Trust Unit equal to 85% of the fair market value as determined by EnerMark as at the redemption date. Once a Trust Unit is presented for redemption, the holder is no longer entitled to receive distributions from the Fund.

It is anticipated that the redemption right will not be the primary mechanism for unitholders to dispose of their Trust Units. Notes and other assets of the Fund which may be distributed in specie to unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such notes or in the other assets of the Fund. Notes and other Fund assets so distributed are expected to be subject to resale restrictions under applicable securities laws and are not expected to be qualified investments for registered retirement savings plans, registered education savings plans, registered retirement income funds or deferred profit savings plans, each as defined in the Tax Act.

Repurchase of Trust Units

The Fund is entitled, from time to time, to purchase Trust Units for cancellation or otherwise at a price per Trust Unit and on a basis which is determined by EnerMark. Such purchases will be made in compliance with applicable securities legislation and the rules prescribed under applicable stock exchange or regulatory policies. Any such purchases will constitute an "issuer bid" under Canadian provincial securities legislation and, if such a purchase is not exempt, must be conducted in accordance with the applicable requirements thereof.

Term and Termination of the Fund

The Trustee shall commence to wind up the affairs of the Fund when there are no longer any Trust Units outstanding. However, the Fund may be terminated earlier if the unitholders vote by extraordinary resolution (meaning 66 2/3% of the votes cast) to terminate the Fund at any meeting of unitholders duly called for that purpose, following which the Trustee shall commence to wind up the affairs of the Fund. However, such a vote may be held only if requested in writing by the holders of at least 25% of the Trust Units or if called by the Trustee following the refusal of the Trustee or EnerMark to redeem Trust Units. The quorum requirement for such a meeting is at least 20% of the issued and outstanding Trust Units represented in person or by proxy.

Upon being required to commence to wind up the affairs of the Fund, the Trustee will give notice to the unitholders designating the time at which unitholders may surrender their Trust Units for cancellation and the date at which the register of the Fund shall be closed.

After the date on which the Trustee is required to commence to wind up the affairs of the Fund, the Trustee will generally carry on no activities except for the purpose of winding up the affairs of the Fund and, for this purpose, the Trustee will continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under the Trust Indenture.

Reporting to Unitholders

The accounts of the Fund are audited at least annually by an independent recognized firm of chartered accountants selected by the unitholders, and the financial statements of the Fund, together with the report of the auditors, are mailed by the Fund to unitholders within appropriate regulatory time periods in each calendar year. The fiscal year-end of the Fund is December 31.

The Trust Indenture provides that a unitholder has the right, upon payment of reasonable production costs, to obtain a copy of the Trust Indenture and the right to inspect and, on payment of the reasonable charges of the registrar therefor, to obtain a list of the registered holders of the Trust Units for purposes connected with the Fund.

Auditors

The Trust Indenture generally mirrors the provisions of the Business Corporations Act (Alberta) regarding the appointment, removal and resignation of auditors. The Trust Indenture states that the appointment or removal of the Fund's auditors (as well as the appointment of a new auditor upon such removal) must be approved by the Fund's unitholders. However, if the Fund's auditors resign or are removed by the unitholders without a successor properly appointed, the board of directors of EnerMark has the power to appoint new auditors to fill the vacancy created by the resignation or removal. The new auditors will hold office until the next annual meeting of the Fund's unitholders.

Amendments to the Trust Indenture

The Trust Indenture may be amended from time to time by the Trustee, EnerMark and ERC. Material amendments to the Trust Indenture require approval by at least 66 2/3% of the votes cast at a meeting of the unitholders called for that purpose. However, the Trustee, EnerMark and ERC may, without the approval of the unitholders, make amendments to the Trust Indenture for the purposes of:

(a)	ensuring that the Fund will comply with any applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b)	ensuring that the Fund will maintain its status as a "unit trust" or "mutual fund trust", and not become foreign property, pursuant to the Tax Act;

(c)	ensuring that such additional protection is provided for the interests of unitholders as the Trustee or EnerMark may consider expedient;

(d)
removing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture and any prospectus filed with any regulatory or governmental body with respect to the Fund, or any applicable law or regulation of any jurisdiction, if, in the opinion of the Trustee, such an amendment will not be detrimental to the interests of the unitholders;

(e)
adding to the provisions of the Trust Indenture such additional covenants and enforcement provisions as, in the opinion of counsel, are necessary or advisable, or making such provisions not inconsistent with the Trust Indenture as may be necessary or desirable with respect to matters or questions arising under the Trust Indenture, provided that the same are not, in the opinion of the Trustee, prejudicial to the interests of the unitholders;

(f)
modifying any of the provisions of the Trust Indenture, including relieving EnerMark from any of its obligations, conditions or restrictions, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Trustee, such modification or relief is not prejudicial to the interests of the unitholders; and

(g)
for any other purpose not inconsistent with the terms of the Trust Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions therein, provided that, in the opinion of the Trustee, the rights of the unitholders are not prejudiced thereby.

The determinations to be made by the Trustee and the discretion to be exercised by the Trustee in the foregoing provisions has been delegated to EnerMark, provided that such an amendment would not prejudice the rights of the Trustee.

Description of the Royalty Agreements and Subordinated Note

The Fund's primary sources of net cash flow are: (i) payments received from 95%, 99% and 99% net royalty interests issued to the Fund by EnerMark, ERC and Enerplus Oil & Gas, respectively, on the production from their oil and natural gas properties; (ii) interest and principal payments on unsecured, subordinated debt issued to the Fund by EnerMark; and (iii) dividend and distribution payments received by the Fund from EnerMark, ECT and certain other operating subsidiaries of the Fund. Outlined below is a description of the royalties granted by EnerMark, ERC and Enerplus Oil & Gas to the Fund and the subordinated debt issued by EnerMark to the Fund.

Royalty Agreements

Pursuant to separate royalty agreements with the Fund, each of EnerMark, ERC and Enerplus Oil & Gas have granted to the Fund a 95%, 99% and 99% royalty, respectively, on the net income from their respective oil and natural gas properties and operations. The Fund pays these royalties on or about the 20th day of the second month following the month to which such income relates. The net cash flow received by the Fund from EnerMark, ERC and Enerplus Oil & Gas pursuant to the royalty agreements is equal to the gross production revenue from their oil and natural gas operations, less certain permitted deductions (generally being operating costs, other third party royalties, general and administrative expenses, debt service charges, taxes on the properties and site restoration and abandonment costs). Unitholders may also receive distributions of the net proceeds received from the sale of properties, although it is anticipated that these proceeds will generally be used to repay debt or purchase additional properties and assets.

Under the royalty agreements, the properties in respect of which the Fund has been granted a royalty interest may be encumbered by security interests given by EnerMark, ERC and Enerplus Oil & Gas to secure loans provided to EnerMark, including pursuant to EnerMark's credit facilities and outstanding senior notes. Such security interests may rank ahead of the royalty interests of the Fund. Further, each of EnerMark, ERC and Enerplus Oil & Gas have the option at any time to apply any amount of gross production revenues to the repayment of debt. The Fund has entered into a subordination agreement pursuant to which the royalty payments to the Fund by EnerMark, ERC and Enerplus Oil & Gas are subordinated and will rank junior to the indebtedness of EnerMark to its lenders and the holders of its senior unsecured notes.

Pursuant to the respective royalty agreements, EnerMark, ERC and Enerplus Oil & Gas have the right to dispose of properties and the associated royalties. The royalty agreements continue in force for as long as the applicable operating company has an interest in the properties covered by its respective royalty agreement. The royalty agreements and the royalty indenture (described below) may be amended in writing from time to time. All decisions in respect of such amendments are made by the board of directors of EnerMark on behalf of all parties to those agreements.

The royalty from ERC is paid to the Fund as payments on royalty units issued by ERC to the Fund pursuant to an amended and restated royalty indenture dated June 21, 2001 between ERC and the Trustee. All of the royalty units are held by the Trustee on behalf of the Fund.

Unsecured, Subordinated Promissory Note of EnerMark

EnerMark has issued an unsecured, subordinated promissory note to the Fund. The subordinated note bears interest at an annual rate of 8% and the principal amount of the note varies as additional funds (generally from the issuance of Trust Units) are loaned from the Fund to EnerMark and principal repayments are made on the note. The maturity date of the note is June 21, 2015. The payment of principal and interest on the note is subordinated to the prior payment in full of all other debt of EnerMark, other than debt which, by its terms or by operation of law, ranks equal with the subordinated note. The Fund has entered into a subordination agreement pursuant to which the payment to the Fund by EnerMark of obligations under the subordinated note is subordinated and will rank junior to the indebtedness of EnerMark to its lenders and the holders of its senior unsecured notes.

Subordination of Royalty, Interest, Distribution and Dividend Payments from Operating Subsidiaries of the Fund

As stated above, the terms of the existing royalty agreements and the promissory note issued by EnerMark to the Fund, together with the subordination agreements entered into by the Fund and the terms of EnerMark's credit facilities and senior notes, result in the royalty, interest, distribution and dividend payments from the Fund's operating subsidiaries to the Fund being subordinate to payments made, or required to be made, on indebtedness to third parties. As a result, royalty, interest, distribution and dividend payments from EnerMark, ERC, Enerplus Oil & Gas and ECT to the Fund, and the related cash distributions from the Fund to unitholders, may be adversely affected if EnerMark is in default of such indebtedness or if there are variations in the terms of EnerMark's indebtedness to third parties, including interest rates or the timing or principal repayments. See "Risk Factors".

Management and Corporate Governance

Under the terms of the Trust Indenture, subject to certain powers remaining with the Trustee, EnerMark has been allocated the responsibility for the general administration and management of the affairs and day-to-day operations of the Fund. See "Information Respecting Enerplus Resources Fund - Description of the Trust Units and the Trust Indenture - Responsibilities of and Delegation to EnerMark" and see "Directors and Officers".

Information regarding the Fund's corporate governance and the duties and procedures of the EnerMark board of directors and its committees is contained under the heading "Corporate Governance" in the Fund's 2004 Annual Report and under the heading "Statement of Corporate Governance Practices" in the Fund's information circular and proxy statement dated February 24, 2005. Enerplus fully complies with the provisions of Multilateral Instrument 52-109 - "Certification of Disclosure in Issuer's Annual and Interim Filings" and Multilateral Instrument 52-110 - "Audit Committees" adopted by the Canadian Securities Administrators and intends to fully comply with all other securities regulatory or stock exchange requirements relating to corporate governance. As mentioned above, all governance and management functions for Enerplus are contained within the Fund's wholly-owned operating subsidiary, EnerMark.

Unitholder Rights Plan

On March 5, 1999, the Fund entered into a Unitholder Rights Plan Agreement (the "Rights Plan") with CIBC Mellon Trust Company, as Rights Agent, which was approved by Enerplus' unitholders on April 23, 1999 and was renewed for an additional three years by the Enerplus unitholders at the 2002 annual general and special meeting of unitholders. The Rights Plan is proposed to be renewed for an additional three years, through 2008, pending receipt of Enerplus unitholder approval at the annual general and special meeting of unitholders to be held on April 12, 2005. The Rights Plan generally provides that following any person or entity acquiring 20% or more of the issued and outstanding Trust Units (except pursuant to certain permitted or excepted transactions) and upon the occurrence of certain other events, each holder of Trust Units, other than such person or entity, shall be entitled to acquire Trust Units at a discounted price. The Rights Plan is similar to other shareholder or unitholder rights plans adopted in the energy sector. A copy of the existing Rights Plan is available through the Internet on Enerplus' SEDAR profile at www.sedar.com, as it was filed as a "Security holders document" on February 25, 2005, and if approved at the 2005 unitholder meeting, a copy of the renewed Rights Plan will be similarly filed on Enerplus' SEDAR profile.

DEBT OF ENERPLUS

The Fund may, with the approval of the board of directors of EnerMark, borrow, incur indebtedness, give any guarantee or enter into any subordination agreement on behalf of the Fund, or pledge or provide any security interest or encumbrance on any property of the Fund. At present, all indebtedness of Enerplus is incurred directly by its primary operating subsidiary, EnerMark. As at December 31, 2004, EnerMark had senior debt facilities comprised of an $850 million bank credit facility (the "Bank Credit Facility") and US$229 million of senior unsecured notes (the "Senior Unsecured Notes") (collectively the "Credit Facilities"). The Credit Facilities are the legal obligation of EnerMark and are guaranteed by the Fund's other material subsidiaries. Payments on the Credit Facilities have priority over payments to the Fund and over claims of and future distributions to unitholders. In the event of a breach or a default, or a failure to refinance, distributions from the Fund to unitholders may be reduced or suspended. However, unitholders have no direct liability with respect to the Credit Facilities.

Bank Credit Facility

In November 2004, EnerMark finalized the new $850 million Bank Credit Facility. The Bank Credit Facility is an unsecured, covenant-based three year committed credit agreement with nine North American banks. As at December 31, 2004, $251.7 million was outstanding under this facility. This bank debt carries floating interest rates that Enerplus expects to range between 65 and 87.5 basis points over bankers' acceptance rates, depending on Enerplus' ratio of Consolidated Senior Debt to Consolidated EBITDA (each as defined below).

In addition to the standard representations, warranties and covenants commonly contained in a credit facility of this nature, there are the following financial covenants:

•
the ratio of Consolidated Senior Debt to Consolidated EBITDA at the end of any fiscal quarter shall not exceed 3:1, except that upon the completion of a Material Acquisition (as defined below), and for a period extending to the end of the second full quarter thereafter, this limit increases to 3.5:1;

•	the ratio of Consolidated Total Debt (as defined below) to Consolidated EBITDA at the end of any fiscal quarter shall not exceed 4:1; and

•
the ratio of Consolidated Senior Debt to Total Capitalization (as defined below) shall not exceed 50%, except that upon the completion of a Material Acquisition, and for a period extending to the end of the second full quarter thereafter, this limit increases to 55%.

With respect to these financial covenants, the following definitions apply to the Fund and its subsidiaries on a consolidated basis:

Consolidated EBITDA:	The aggregate of the last four quarters' net income plus the sum of:
	•	interest expense;
	•	all provisions for federal, provincial or other income and capital taxes;
	•	depletion, depreciation, amortization and accretion; and
	•	other non-cash amounts.

Consolidated Senior Debt:	All indebtedness and obligations in respect of amounts borrowed excluding Subordinated Debt.

Consolidated Total Debt:	The aggregate of Consolidated Senior Debt and Subordinated Debt.

Material Acquisition:	An acquisition or series of acquisitions which increases the tangible assets of Enerplus by more than 5%

Subordinated Debt:
Debt which, by its terms, is subordinated to the Bank Credit facility (but excludes convertible debentures which allow the Fund to issue Trust Units or other securities of the Fund in satisfaction of interest or principal).

Total Capitalization:	The aggregate of Consolidated Senior Debt and the Fund's unitholders' equity (calculated in accordance with GAAP as shown on the Fund's consolidated balance sheet).

Senior Unsecured Notes

Enerplus has issued twelve year (with a ten-year average life) Senior Unsecured Notes which total US$229 million through issuances of US$175 million on June 19, 2002 and US$54 million on October 1, 2003, as summarized below:

Terms of Notes	US$175 million	US$54 million
Issued:	June 19, 2002	October 1, 2003

Maturity:	June 19, 2014	October 1, 2015

Coupon rate:	6.62%	5.46%

Semi-annual interest paid yearly on:	June 19 and December 19	April 1 and October 1

Principal payments in five annual equal installments beginning:	June 19, 2010	October 1, 2011

In addition to standard representations, warranties and convenants, the Senior Unsecured Notes also contain the following key financial convenants:

•	the ratio of Consolidated EBITDA (as defined below) for the four immediately preceding fiscal quarters to consolidated interest expense shall be not less than 4.0 to 1.0;

•	Consolidated Debt (as defined below) is limited to 60% of the present value of Enerplus' Proved Reserves (discounted at 10% and based on forecast prices and costs); and

•
the ratio of Consolidated Debt to Consolidated EBITDA for each period of four consecutive fiscal quarters shall not exceed 3.0 to 1.0, but is permitted to be up to 3.5 to 1.0 for a maximum of six months.

For purposes of the above covenants, "Consolidated Debt" has the same meaning as "Consolidated Senior Debt" in the definitions relating to the Bank Credit Facility. "Consolidated EBITDA" is defined (with respect to the Fund and its subsidiaries on a consolidated basis) as the sum of: (i) net income determined in accordance to GAAP; (ii) all provisions for federal, provincial or other income and capital taxes; (iii) all provisions for depletion, depreciation, and amortization; and (iv) interest expense.

Concurrent with the issuance of the US$175,000,000 notes on June 19, 2002, Enerplus entered into a cross currency swap whereby the amount of the notes was fixed for purposes of interest and principal repayments at a notional CDN$268,328,000. Interest payments are made on a floating rate basis, set at the rate for three month Canadian bankers' acceptances, plus 1.18%.

Additional information regarding EnerMark's debt arrangements is contained in Note 8 to the Fund's audited annual consolidated financial statements for the year ended December 31, 2004 and under the heading "Liquidity and Capital Resources" in Enerplus' management discussion and analysis for the year ended December 31, 2004.

Notwithstanding that it is unsecured, the indebtedness of Enerplus to its lenders and senior noteholders ranks senior to and is in priority to the royalty, interest, distribution and dividend payments that are made to the Fund by its operating subsidiaries, and therefore ahead of distributions from the Fund to its unitholders. See "Information Respecting Enerplus Resources Fund - Description of the Royalty Agreements and Subordinated Notes" and "Risk Factors".

DISTRIBUTIONS TO UNITHOLDERS

Unitholders of record on a distribution record date are entitled to receive distributions which are paid by Enerplus to its unitholders on the corresponding distribution payment date. Enerplus has established the 10th day of each calendar month as a distribution record date with the 20th day of such month being the corresponding distribution payment date, with the exception of the January 20th payment date which is preceded by a distribution record date of December 31 of the prior year. Distributions to unitholders that are not resident in Canada may be subject to Canadian withholding tax.

Distributable Income

Although the Fund intends to make distributions of its available cash to unitholders, these cash distributions are not assured. The amount available to the Fund to pay distributions depends on the level of net cash flow received by the Fund from its operating subsidiaries pursuant to the royalty agreements and as interest, principal, dividend and distribution payments. Distributions for a period generally represent net cash flow of the operating subsidiaries from the period approximately two months prior to the period in which the distribution is made.

The amount of cash flow paid to the Fund from its operating subsidiaries, and the amount of cash distributions subsequently paid by the Fund to unitholders, depends on numerous factors including the operating entities' financial performance, debt covenants and obligations, working capital requirements and future capital requirements. Such amounts are, in part, subject to the discretion of the board of directors of EnerMark, which regularly evaluates the Fund's distribution payout with respect to anticipated cash flows, debt levels, capital expenditures plans and amounts to be retained to fund acquisitions and expenditures. The level of cash retained has typically varied between 10% and 30% of Enerplus' total annual cash flow. For the year ended December 31, 2004, approximately 21% of the cash available for distribution was retained.

An investment in the Trust Units is subject to a number of risks that should be considered by an investor. The market value of the Trust Units may deteriorate if the Fund is unable to meet its cash distribution targets in the future, and that deterioration may be material. See "Risk Factors".

Distribution History

The Fund may, on or before any distribution record date, declare payable to the unitholders all or any part of the distributable income of the Fund. See "Description of the Trust Units - Distributions of Distributable Income."

The cash flow available for distribution can vary significantly from period to period for a number of reasons, including fluctuations in: (1) the sales price that Enerplus realizes for its oil and natural gas production (after hedging contract receipts and payments), (2) the quantity of oil and natural gas that Enerplus produces, (3) the cost to produce oil and natural gas and administer the Fund and its subsidiaries, (4) the amount of cash retained for debt service or repayment or to fund capital expenditures, and (5) foreign currency exchange rates and interest rates. In addition, the level of distributions per Trust Unit will be affected by the number of outstanding Trust Units.

The following cash distributions have been paid by Enerplus to its unitholders since the beginning of 2002:

Month of Record	Cash Distribution Per Trust Unit
and Payment Date	2005	2004	2003	2002
January(1)	$0.35	$0.35	$0.30	$0.30
February	$0.35	$0.35	$0.32	$0.25
March	N/A	$0.35	$0.35	$0.20
April	N/A	$0.35	$0.35	$0.20
May	N/A	$0.35	$0.37	$0.28
June	N/A	$0.35	$0.37	$0.28
July	N/A	$0.35	$0.37	$0.28
August	N/A	$0.35	$0.37	$0.28
September	N/A	$0.35	$0.37	$0.28
October	N/A	$0.35	$0.37	$0.30
November	N/A	$0.35	$0.35	$0.30
December	N/A	$0.35	$0.35	$0.30

Note:
(1)	The record date for the distribution was December 31 of the prior year.

The historical distribution payments described above may not be reflective of future distribution payments, which will be subject to review by the board of directors of EnerMark taking into account the prevailing circumstances at the relevant time. See "Risk Factors".

U.S. Tax Reporting Matters

For U.S. tax reporting purposes, Enerplus believes that the Fund should be considered to be a corporation (but not a "passive foreign investment corporation") and that its Trust Units should be equity as determined under U.S. federal income tax principles.

Based upon the computation of current and accumulated earnings and profit in accordance with U.S. federal income tax principles, 94% of the distributions paid by the Fund during 2004 should be considered to be dividends. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (P.L. 108-27, 117 Stat. 752), the dividend portion of Enerplus’ 2004 distribution should be considered "Qualified Dividends" eligible for the reduced rate of tax applicable to long term capital gains.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulation imposed by various levels of government. Regulatory approvals must be obtained before drilling wells or constructing facilities. Failure to obtain such approvals on a timely basis could result in delays or abandonment of projects and increased costs. Although it is not expected that any of these controls or regulations will affect Enerplus' operations in a manner materially different than they would affect other Canadian oil and gas issuers of similar size, the controls and regulations should be considered carefully by investors in the oil and gas industry. All current legislation is a matter of public record and Enerplus is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry in western Canada.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends, in part, on oil type and quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance and other contractual terms. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board (the "NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold in intraprovincial, interprovincial and international trade is determined by negotiation between buyers and sellers. Such price depends, in part, on natural gas quality, prices of competing natural gas and other fuels, distance to market, access to downstream transportation, length of contract term, weather conditions, the value of refined products and the supply/demand balance and other contractual terms. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 cubic metres per day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere, based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement ("NAFTA")

On January 1, 1994, NAFTA became effective among the governments of Canada, the United States of America and Mexico. In the context of energy resources, Canada continues to remain free to determine whether exports to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; and (iii) disrupt normal channels of supply. All three countries are generally prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

General

In addition to federal regulations, each province in Canada has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown-owned lands are determined by negotiations between the freehold mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are from time to time carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties or net profits or net carried interests.

From time to time, the federal and provincial governments in Canada have established incentive programs which have included royalty rate reductions (including for specific wells), royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects, although the trend is toward eliminating these types of programs in favour of long term programs which enhance predictability for producers. If applicable, oil and natural gas royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would increase the net income and funds from operations of such producers.

Alberta

Conventional Oil and Gas Operations

Regulations made pursuant to the Mines and Minerals Act (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least five years after the well was originally spudded may also qualify for a royalty reduction. A 24 month, 8,000 cubic metre exemption is available for production from a well that has not produced for a 12 month period, if resuming production after February 1, 1993. Additionally, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12 month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

In Alberta, the amount payable to the Alberta government as a royalty in respect of oil depends on the type of oil, the vintage of the oil, the quantity of oil produced in a month and the value of the oil. The vintage of oil is determined based on various criteria set out in the regulations, but is generally broken down into three categories being old oil, new oil and third tier oil (which is oil produced from pools discovered after September 30, 1992). The royalty rate on old oil is between 10% and 35%, for new oil it is between 10% and 30%, and for third tier oil it is between 10% and 25%.

The royalty payable to the Alberta government in respect of natural gas is determined by a sliding scale based on a reference price (which is the greater of the amount obtained by the producer and a prescribed minimum price), the type of natural gas, the quantity produced in a given month and the vintage of the natural gas. The vintage of natural gas is based on various criteria set out in the regulations, but is generally determined based on when the natural gas pools were discovered and natural gas from such pools was recovered. As an incentive for the production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is less than non-associated natural gas. The royalty payable on natural gas varies between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas. Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Oil Sands Operations

The regulatory scheme as it relates to oil sands is somewhat different from that related to oil and gas generally. In Alberta, the regulation of oil sands operations, pipelines, upgraders and cogeneration facilities is undertaken jointly by the EUB pursuant to various statutes, including the Oil Sands Conservation Act (Alberta), and by Alberta Environment pursuant to Alberta's Environmental Protection and Enhancement Act (''EPEA''). In addition to requiring certain approvals prior to the construction and operation of oil sands recovery projects, pipelines, upgraders and cogeneration facilities, the legislation allows the EUB to inspect and investigate and, where a practice employed or a facility used is hazardous to human health or the environment, to make remedial orders. Similar powers are available to the Alberta Environment. Certain changes to oil sands recovery operations, pipelines, upgraders and cogeneration facilities also require the approval of the EUB, the Alberta Environment, or both.

Additionally, the construction, operation, decommissioning and reclamation of facilities as part of a scheme to recover bitumen from oil sands, extract and upgrade products therefrom, and transport those products to market, may invoke regulation by the federal government under various federal statutes and regulations, including the Canadian Environmental Assessment Act, the Canadian Environmental Protection Act (Canada), the Fisheries Act (Canada) and the Navigable Waters Protection Act (Canada). Certain approvals or authorizations may be needed prior to construction, operation or modification of facilities or operational practices. Inspections and investigations may result in remedial orders.

The Province of Alberta imposes royalties of varying rates on the production of crude oil from lands in which it owns the mineral rights. Alberta's current royalty system for oil sands, introduced in September 1997, is designed to support the development of the oil sands industry. An initial royalty of 1% of the quantity of oil sands product that is recovered and delivered to the royalty calculation point is payable until the owners have recovered specified allowed costs, including certain exploration and development costs, operating costs, a return allowance (based on the monthly federal long-term bond rate) and royalties paid to the Crown. Subsequent to such recovery, the royalty payable is the greater of the aforesaid 1% royalty and 25% of net revenue from an oil sands project. The foregoing royalty will approximate a 1% royalty on gross revenue before payout and a 25% royalty on net revenue after payout.

British Columbia

In British Columbia, the amount payable as a royalty in respect of oil depends on the vintage of the oil, the type of oil, the quantity of oil produced in a month and the value of the oil. Generally, the age of oil is based on whether the oil is produced from a pool discovered before October 31, 1975 (old oil), between October 31, 1975 and June 1, 1998 (new oil), or after June 1, 1998 (third tier oil). The formula applied to determine the royalty payable results in higher royalty rates as well production increases. The royalty rate on old oil is between 0% and 35%, on new oil is between 0% and 25%, and on third tier oil is between 0% and 15%. Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and a prescribed minimum price. As an incentive for the production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is a minimum of 8%. The royalty payable on non-conservation natural gas varies between a minimum of 9% and 15% depending on when the well was spudded and when the oil and gas rights were issued.

There are a number of recent incentive announcements by the British Columbia government including reduced royalty rates for low productivity natural gas wells, royalty credits for deep gas exploration, royalty credits in exchange for the construction of access roads and royalty credits for summer drilling, all of which will reduce the royalties payable.

Saskatchewan

In Saskatchewan, the amount payable as a royalty in respect of oil depends on the vintage of the oil, the type of oil, the quantity of oil produced in a month and the value of the oil. The royalty rate payable for old oil is between 20% and 45%, and for new oil and third tier oil is between 10% and 35%. The royalty payable on natural gas in Saskatchewan is determined by a sliding scale based on a reference price (which is the greater of the amount obtained by the producer and a prescribed minimum price), the quantity produced in a given month, the type of natural gas and the vintage of the natural gas. As an incentive for the production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is less than non-associated natural gas. The royalty rate payable for old gas is between 20% and 45%, and for new gas and third tier gas is between 15% and 35%.

Effective October 1, 2002, the Saskatchewan government revised its fiscal regime for the oil and gas industry. Some royalties on wells existing as of that date will remain unchanged and will therefore be subject to various periods of royalty/tax deduction. The changes include new lower royalty and tax structures applicable to both oil, natural gas and associated natural gas (natural gas produced from oil wells), a new system of volume incentives and a reduced corporation capital tax resource surcharge rate.

The new fiscal regime for the Saskatchewan oil and gas industry provides an incentive to encourage exploration and development through a revised royalty/tax structure for oil and natural gas wells with a finished drilling date on or after October 1, 2002 or incremental oil production due to a new or expanded waterflood project with a commencement date on or after October 1, 2002. This "fourth tier" Crown royalty rate, applicable to both oil and natural gas, is price sensitive and ranges from a minimum 5% at a base price to a maximum of 30% at a price above the base price. A fourth tier freehold tax structure, calculated by subtracting a production tax factor of 12.5 percentage points from the corresponding Crown royalty rates, has also been created which is applicable to conventional oil, incremental oil from new or expanded waterfloods and natural gas. The fourth tier royalty/tax structure is also applicable in respect of associated natural gas that is gathered for use or sale which is produced either from oil wells with a finished drilling date on or after October 1, 2002 and oil wells with a finished drilling date prior to October 1, 2002, where the individual oil well has a gas-oil production ratio in any month of more than 3,500 cubic metres of natural gas per cubic metre of oil. In addition, volume-based royalty/tax reduction incentives have been changed such that a maximum royalty of 2.5% now applies to various volumes of both oil and natural gas, depending on the depth and nature of the well (up to 16,000 cubic metres of oil in the case of deep exploratory wells and 25,000 cubic metres of natural gas produced from exploratory wells). The royalty/tax category with respect to re-entry and short sectional horizontal oil wells has been eliminated such that all horizontal oil wells with a finished drilling date on or after October 1, 2002 will receive fourth tier royalty/tax rates and incentive volumes. Further changes include the reduction of the corporation capital tax resource surcharge rate from 3.6% to 2.0% and, subject to certain restrictions, the expansion of the deep oil well definition to include oil wells producing from a zone deeper than 1,700 meters.

Land Tenure

Crude oil and natural gas located in the western Canadian provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying periods and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Oil produced from oil sands owned by the Province of Alberta is produced under provincial Crown oil sands leases. While such leases may historically have had initial terms which varied in length, continuations beyond the initial terms are now subject to standardized criteria as provided for in the Oil Sands Tenure Regulation (Alberta). A lease may generally be continued after the initial term provided certain minimum levels of exploration or production have been achieved and all lease rentals (including escalating rentals) have been timely paid, subject to certain exceptions.

The surface rights required for pipelines, upgraders and co-generation facilities are generally governed by leases, easements, rights-of-way, permits or licenses granted by landowners or governmental authorities.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well, pipeline and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures. A breach of such legislation may result in the imposition of material fines and penalties, the revocation of necessary licenses and authorizations and civil liability for pollution damage.

In Alberta, environmental compliance is governed by the EPEA and the Oil and Gas Conservation Act (Alberta), both of which impose certain environmental responsibilities on oil and natural gas operators and working interest holders in Alberta and impose penalties for violations. The EPEA also imposes certain environmental responsibilities on the operators of oil sands in-situ extraction projects, pipelines, upgraders and cogeneration plants. In certain instances EPEA imposes significant penalties for violations. In Saskatchewan, environmental compliance is governed by the Environmental Management and Protection Act (Saskatchewan) and the Oil and Gas Conservation Act (Saskatchewan). In British Columbia, energy projects may be subject to review pursuant to the provisions of the Environmental Assessment Act (British Columbia), which rolls the previous processes for the review of major energy projects into a single environmental assessment process that contemplates public participation in the environmental review.

In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which requires participating countries, upon ratification, to reduce their emissions of carbon dioxide and other greenhouse gases. Canada ratified the Kyoto Protocol in late 2002. The upstream Canadian oil and gas sector is in discussions with various federal and provincial levels of government regarding the development of green house gas regulations for the industry. Although the Canadian federal government has not released details of any implementation plan, it has stated that it intends to limit the emission reduction targets for the industry and regulate the cost of emission credits, which could result in increased capital expenditures and operating costs.

Enerplus believes that it is, and intends to continue to be, in material compliance with applicable environmental laws and regulations and is committed to meeting its responsibilities to protect the environment wherever it operates or holds working interests. Enerplus anticipates that this compliance may result in increased expenditures of both a capital and expense nature as a result of increasingly stringent laws relating to the protection of the environment. Enerplus believes that it is reasonably likely that the trend in environmental legislation and regulation will continue toward stricter standards.

RISK FACTORS

Trust Units are inherently different from capital stock of a corporation, although many of the business risks to which Enerplus is subject are similar to those that would be faced by a corporation engaged in the oil and gas business. Prospective investors should carefully consider the following risk factors, together with other information contained in this Annual Information Form and the information incorporated by reference, before investing in the Trust Units. The following risk factors have been organized into separate sections dealing with risks related to Enerplus' business and operations, risks relating to ownership of the Trust Units and Enerplus' structure and risks specifically applicable to Unitholders who are not residents of Canada.

Risks Related to Enerplus' Business and Operations

Volatility in oil and natural gas prices could have a material adverse effect on Enerplus' results of operations and financial condition which, in turn, could affect the market price of Trust Units and the amount of distributions to unitholders.

Enerplus' results of operations and financial condition are dependent on the prices it receives for the oil and natural gas it sells. Oil and natural gas prices have fluctuated widely during recent years and are likely to continue to be volatile in the future. Oil and natural gas prices may fluctuate in response to a variety of factors beyond Enerplus' control, including:

•	global energy policy, including the ability of OPEC to set and maintain production levels and prices for oil;

•	political conditions, including the risk of hostilities in the Middle East;

•	currency fluctuations;

•	global and domestic economic conditions;

•	weather conditions;

•	the supply and price of imported oil and liquefied natural gas;

•	the production and storage levels of North American natural gas;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the proximity of reserves to, and capacity of, transportation facilities;

•	the effect of world-wide energy conservation measures; and

•	government regulations.

Any decline in crude oil or natural gas prices may have a material adverse effect on Enerplus' operations, financial condition, borrowing ability, reserves and the level of expenditures for the development of Enerplus' oil and natural gas reserves. Any resulting decline in Enerplus' cash flow could reduce distributions paid to the Fund's unitholders.

Enerplus uses financial derivative instruments and other hedging mechanisms to try to limit a portion of the adverse effects resulting from volatility in natural gas and oil commodity prices. To the extent Enerplus hedges its commodity price exposure, it may forego the benefits it would otherwise experience if commodity prices were to increase. In addition, Enerplus' commodity hedging activities could expose it to losses. These losses could occur under various circumstances, including if the other party to Enerplus' hedge does not perform its obligations under the hedge agreement.

An increase in operating costs or a decline in Enerplus' production level could have a material adverse effect on results of operations and financial condition and, therefore, could reduce distributions to unitholders.

Higher operating costs for the underlying properties of Enerplus will directly decrease the amount of cash flow received by the Fund and, therefore, may reduce distributions to Enerplus' unitholders. Electricity, chemicals, supplies, reclamation and abandonment and labour costs are a few of Enerplus' operating costs that are susceptible to material fluctuation.

The level of production from Enerplus' existing properties may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond Enerplus' control. A significant decline in production could result in materially lower revenues and cash flow and, therefore, could reduce the amount available for distributions to unitholders.

Enerplus' distributions may be reduced during periods in which it makes capital expenditures or debt repayments using cash flow.

To the extent that Enerplus uses cash flow to finance acquisitions, development costs and other significant capital expenditures, the net cash flow that the Fund receives will be reduced. Hence, the timing and amount of capital expenditures may affect the amount of net cash flow received by the Fund and, as a consequence, the amount of cash available to distribute to Enerplus' unitholders. To the extent that external sources of capital, including the issuance of additional Trust Units, becomes limited or unavailable, Enerplus' ability to make the necessary capital investments to maintain or expand its oil and gas reserves and to invest in assets, as the case may be, will be impaired. To the extent that Enerplus is required to use cash flow to finance capital expenditures, property acquisitions or asset acquisitions, as the case may be, the level of its distributable income will be reduced or even eliminated.

The board of directors of EnerMark has the discretion to determine the extent to which cash flow from the Fund's operating subsidiaries will be allocated to the payment of debt service charges as well as the repayment of outstanding debt. Funds used for such purposes will not be payable to the Fund. As a consequence, the amount of funds retained by the Fund's operating subsidiaries to pay debt service charges or reduce debt will reduce the amount of cash distributed to the Fund's unitholders during those periods in which funds are so retained. In addition, variations in interest rates and scheduled principal repayments, if required under the terms of banking agreements, could result in significant changes in the amount required to be applied to debt service before payment of any amounts by the operating subsidiaries to the Fund. Certain covenants in agreements with lenders may also limit payments by these subsidiaries to the Fund. Although lines of credit are believed to be sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Enerplus or that additional funds can be obtained. Furthermore, if the Fund's operating subsidiaries are unable to pay their debt service charges or otherwise commit an event of default such as bankruptcy, lenders may rank senior to securities or royalties of the operating companies which are held by the Fund, which will result in a decrease of the amount of cash paid to the Fund and subsequently distributed from the Fund to its unitholders.

Fluctuations in foreign currency exchange rates could adversely affect Enerplus' business.

The price that Enerplus receives for a majority of its oil and natural gas is based on United States dollar denominated benchmarks, and therefore the price that Enerplus receives in Canadian dollars is affected by the exchange rate between the two currencies. A material increase in the value of the Canadian dollar relative to the United States dollar may negatively impact Enerplus' net production revenue by decreasing the Canadian dollars Enerplus receives for a given United States dollar price. Currently, Enerplus does not engage in significant risk management activities related to foreign exchange rates, with the exception of the cross-currency swap associated with the US$175 million of senior unsecured notes issued by EnerMark in June 2002, as described in Note 8(b) to the Fund's audited consolidated financial statements for the year ended December 31, 2004.

If Enerplus is unable to add additional reserves, the value of the Trust Units and the Fund's distributions to unitholders would be expected to decline.

Enerplus does not generally directly explore for oil and natural gas reserves. Instead, Enerplus adds to its oil and natural gas reserves primarily through acquisitions and ongoing development. As a result, Enerplus' future oil and natural gas reserves are highly dependent on its success in exploiting its reserve base and acquiring additional reserves. Exploitation and development risks arise for Enerplus and, as a result, may affect the value of the Trust Units and distributions to unitholders due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. Enerplus also has historically distributed the majority of its net cash flow to unitholders rather than reinvest it in reserve additions. Therefore, if capital from external sources is not available on commercially reasonable terms, Enerplus' ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. Even if the necessary capital is available, Enerplus cannot assure prospective investors that it will be successful in acquiring additional reserves on terms that meet its investment objectives. Without these reserve additions, Enerplus' reserves will deplete and, as a consequence, either its production or the average life of its reserves will decline. Either decline may result in a reduction in the value of the Trust Units and in a reduction in cash available for distribution to the Fund's unitholders.

Enerplus' actual reserves will vary from its reserve estimates, and those variations could be material.

The value of the Trust Units depends upon, among other things, the reserves attributable to Enerplus' properties. Estimating reserves is inherently uncertain. Ultimately, actual reserves attributable to Enerplus' properties will vary from estimates, and those variations may be material. The reserve information contained in this Annual Information Form is only an estimate. A number of factors are considered and a number of assumptions are made when estimating reserves. These factors and assumptions include, among others:

•	historical production in the area compared with production rates from similar producing areas;

•	future commodity prices, production and development costs, royalties and capital expenditures;

•	initial production rates;

•	production decline rates;

•	ultimate recovery of reserves;

•	success of future exploitation activities;

•	marketability of production;

•	effects of government regulation; and

•	other government levies that may be imposed over the producing life of reserves.

Reserve estimates are based on the relevant factors, assumptions and prices on the date the evaluations were prepared. Many of these factors are subject to change and are beyond Enerplus' control. If these factors, assumptions and prices prove to be inaccurate, Enerplus' actual reserves could vary materially from its reserve estimates. Additionally, all such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable quantities of oil and natural gas, the classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially.

Estimates with respect to reserves that may be developed and produced in the future (particularly oil sands reserves) are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history may result in variations in the estimated reserves.

Reserve estimates may require revision based on actual production experience. Such figures have been determined based upon assumed oil, natural gas and NGLs prices and operating costs. Market price fluctuations of commodity prices may render uneconomic the recovery of certain categories of petroleum or natural gas or grades of bitumen. Moreover, short term factors relating to oil sands resources may impair the profitability of the Joslyn Creek Project in any particular period. No assurance can be provided as to the gravity or quality of bitumen produced from the Joslyn Creek Project.

The recovery of bitumen and heavy oil using the SAGD process is subject to uncertainty.

The SAGD process has had limited production history in commercial projects. Although Deer Creek and Enerplus are conducting a SAGD pilot test on the Joslyn Lease, there can be no assurance that the Joslyn Creek Project will achieve the same or similar results as the pilot project or produce bitumen and heavy oil at the expected levels or costs, on schedule or at all.

When making acquisitions, Enerplus forms estimates of future performance of the assets to be acquired that may prove to be inaccurate.

When acquiring assets, Enerplus is subject to inherent risks associated with predicting the future performance of those assets. Enerplus makes certain estimates and assumptions respecting the prospectivity and characteristics of the assets it acquires which may not be realized over time. As such, assets acquired may not possess the value Enerplus attributed to them, which could adversely impact Enerplus' cash flows and distributions to its unitholders.

An initial assessment of an acquisition may be based on a report by engineers or firms of engineers that have different evaluation methods, approaches and assumptions than those of Enerplus' engineers, and these initial assessments may differ significantly from Enerplus' subsequent assessments.

Since many of Enerplus' properties are not operated by Enerplus, results of operations may be adversely affected by the failure of third-party operators.

The continuing production from a property, and to some extent the marketing of that production, is dependent upon the ability of the operators of Enerplus' properties. Approximately 40% of Enerplus' daily production is from properties operated by third parties. To the extent a third-party operator fails to perform these duties properly or becomes insolvent, Enerplus' cash flow may be reduced. Third party operators also make estimates of future capital expenditures more difficult.

Further, the operating agreements governing the properties not operated by Enerplus typically require the operator to conduct operations in a good and "workmanlike" manner. These operating agreements generally provide, however, that the operator has no liability to the other non-operating working interest owners for losses sustained or liabilities incurred, except for liabilities that may result from gross negligence or wilful misconduct.

The Joslyn Creek Project is operated by Deer Creek, and accordingly the future success of that Project is highly dependent on the strategies, operations and management of Deer Creek. The Joslyn Creek Project is also subject to the risk that Deer Creek may change its business strategies and determine not to proceed with future phases of the Joslyn Creek Project or may not generate sufficient financing to proceed with the Project. Enerplus will be subject to the risk of default by Deer Creek in meeting its obligations to pay its proportionate share of expenditures of the Joslyn Creek Project. Such default by Deer Creek may adversely affect the continuation of the Project, the construction or operations of the Project or other facets of the Project, any of which may adversely affect Enerplus.

Enerplus' indebtedness may limit the timing or amount of the distributions that the Fund pays to unitholders.

The payments of interest and principal with respect to Enerplus' indebtedness ranks ahead of payments of cash from Enerplus' operating subsidiaries to the Fund and therefore reduces amounts available for distribution from the Fund to unitholders. Enerplus has an unsecured credit facility available to it at variable interest rates. In addition, Enerplus has swapped $US175 million of its U.S. dollar denominated senior unsecured notes with fixed interest rates into Canadian dollar denominated floating rate debt. Variations in interest rates and scheduled principal repayments could result in significant changes to the amount of the cash flows required to be applied by the operating subsidiaries to their debt before payment of any amounts by them to the Fund. The agreements governing this credit facility and the senior unsecured notes each stipulate that if Enerplus is in default or fails to comply with certain covenants, the Fund's ability to make distributions to unitholders may be restricted. In addition, the Fund's right to receive payments from its operating subsidiaries is expressly subordinated to the rights of the lenders under the credit facility and the holders of the senior unsecured notes. See "Debt of Enerplus".

Enerplus' credit facility and any replacement credit facility may not provide sufficient liquidity.

The amounts available under Enerplus' credit facility may not be sufficient for future operations, or Enerplus may not be able to obtain additional financing on attractive economic terms, if at all. Enerplus' credit facility is available on a three year term, extendable each year with a bullet payment required at the end of three years if the facility is not renewed. If this occurs, Enerplus may need to obtain alternate financing. Additionally, Enerplus must repay principal in five equal annual instalments on approximately $268.3 million of senior notes commencing June 19, 2010 and on US$54.0 million of senior notes commencing October 1, 2011. See "Debt of Enerplus". Any failure to obtain replacement financing, or financing on favourable terms, may have a material adverse effect on Enerplus' business, and distributions to unitholders may be materially reduced or eliminated, as repayment of such debt has priority over the payment of cash from the operating subsidiaries to the Fund, and as a result, from the Fund to unitholders.

The Joslyn Creek Project is an early development stage and is subject to numerous risks.

The Joslyn Creek Project is currently in the development stage. There is a risk that the Joslyn Creek Project will not be completed on time or on budget or at all. Additionally, there is a risk that the Joslyn Creek Project may have delays, interruption of operations or increased costs due to many factors, including, without limitation:

•	breakdown or failure of equipment or processes;

•	construction performance falling below expected levels of output or efficiency;

•	design errors;

•	contractor or operator errors;

•	non-performance by third-party designers, contractors and suppliers or failure of third parties to construct the infrastructure required for the Joslyn Creek Project to successfully proceed;

•	labour disputes, disruptions or declines in productivity;

•	increases in materials or labour costs;

•	inability to attract sufficient numbers of qualified workers;

•	delays in obtaining, or conditions imposed by, regulatory approvals;

•	changes in Project scope;

•	violation of permit requirements;

•	disruption in the supply of energy;

•	availability of drilling rigs and services;

•	catastrophic events such as fires, earthquakes, storms or explosions; and

•	challenges to the proprietary technology of the Corporation and/or its affiliates.

Given the stage of development of the Joslyn Creek Project, various changes to the Project may be made by Deer Creek during implementation of or prior to completing the Project. The information contained in this Annual Information Form regarding the Joslyn Creek Project, including, without limitation, reserve and economic evaluations is conditional upon receipt of all regulatory approvals and no material changes being made to the Joslyn Creek Project or its scope.

The current construction and operations schedules may not proceed as planned, there may be delays and the Joslyn Creek Project may not be completed on budget. Any such delays will likely increase the costs of the Joslyn Creek Project and may require additional financing, which financing may not be available.

Enerplus may be unable to compete successfully with other organizations in the oil and natural gas industry.

The oil and natural gas industry is highly competitive. Enerplus competes for capital, acquisitions of reserves, undeveloped lands, skilled personnel, access to drilling rigs, service rigs and other equipment, access to processing facilities, pipeline and refining capacity and in many other respects with a substantial number of other organizations, many of which may have greater technical and financial resources than Enerplus. Some of these organizations not only explore for, develop and produce oil and natural gas but also conduct refining operations and market oil and other products on a world-wide basis. As a result of these complementary activities, some of Enerplus' competitors may have greater and more diverse competitive resources to draw upon.

Enerplus' operation of oil and natural gas wells could subject it to environmental claims and liability.

The oil and natural gas industry is subject to extensive environmental regulation pursuant to local, provincial and federal legislation. A breach of that legislation may result in the imposition of fines or the issuance of "clean up" orders. Legislation regulating Enerplus' industry may be changed to impose higher standards and potentially more costly obligations. For example, the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change, known as the Kyoto Protocol, which would require (among other things) significant reductions in greenhouse gas emissions, was ratified by Canada in late 2002. Although the implications are unknown at this time as specified measures for meeting Canada's commitments have not yet been developed, the Kyoto Protocol may result in additional costs for oil and natural gas producers such as Enerplus.

Enerplus is not fully insured against certain environmental risks, either because such insurance is not available or because of high premium costs. In particular, insurance against risks from environmental pollution occurring over time (as opposed to sudden and catastrophic damages) is not available on economically reasonable terms. Accordingly, Enerplus' properties may be subject to liability due to hazards that cannot be insured against, or that have not been insured against due to prohibitive premium costs or for other reasons.

Enerplus does not establish a separate reclamation fund for the purpose of funding its estimated future environmental and reclamation obligations. Enerplus cannot assure prospective investors that it will be able to satisfy its future environmental and reclamation obligations. Any site reclamation or abandonment costs incurred in the ordinary course in a specific period will be funded out of cash flows and, therefore, will reduce the amounts available for distribution to unitholders. Should Enerplus be unable to fully fund the cost of remedying an environmental claim, Enerplus might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Enerplus' operations are subject to changes in government regulations and obtaining required regulatory approvals.

The oil and gas industry in Canada, including the oil sands industry, operates under federal, provincial and municipal legislation and regulation governing such matters as land tenure, prices, royalties, production rates, environmental protection controls, income, the exportation of crude oil, natural gas and other products, as well as other matters. The industry is also subject to regulation by governments in such matters as the awarding or acquisition of exploration and production rights, oil sands or other interests (including the terms and conditions relating to the Joslyn Lease), the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields and mine sites (including restrictions on production) and possibly expropriation or cancellation of contract rights. See "Industry Conditions".

Government regulations may be changed from time to time in response to economic or political conditions. The exercise of discretion by governmental authorities under existing regulations, the implementation of new regulations or the modification of existing regulations affecting the crude oil and natural gas industry could reduce demand for crude oil and natural gas, increase Enerplus' costs and have a material adverse impact on Enerplus.

A decline in Enerplus' ability to market oil and natural gas production could have a material adverse effect on its production levels or on the price that Enerplus receives for production which, in turn, could reduce distributions to its unitholders.

Enerplus' business depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Canadian federal and provincial, as well as United States federal and state, regulation of oil and gas production, processing and transportation, tax and energy policies, general economic conditions, and changes in supply and demand could adversely affect Enerplus' ability to produce and market oil and natural gas. If market factors change and inhibit the marketing of Enerplus' production, overall production or realized prices may decline, which could reduce distributions to unitholders.

If Enerplus expands operations beyond oil and natural gas production in western Canada, Enerplus may face new challenges and risks. If Enerplus is unsuccessful in managing these challenges and risks, its results of operations and financial condition could be adversely affected.

Enerplus' operations and expertise are currently focused on conventional oil and gas production and development in the Western Canadian Sedimentary Basin, together with its participation in the development of oil sands reserves in the Joslyn Creek Project. In the future, Enerplus may acquire oil and natural gas properties outside this geographic area. In addition, the Trust Indenture does not limit Enerplus' activities to oil and natural gas production and development, and Enerplus could acquire other energy related assets, such as oil and natural gas processing plants or pipelines. Expansion of Enerplus' activities into new areas may present challenges and risks that it has not faced in the past. If Enerplus does not manage these challenges and risks successfully, its results of operations and financial condition could be adversely affected.

Delays in business operations could adversely affect the Fund's distributions to unitholders.

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of Enerplus' properties, and the delays of those operators in remitting payment to Enerplus, payments between any of these parties may also be delayed by:

•	restrictions imposed by lenders;

•	accounting delays;

•	delays in the sale or delivery of products;

•	delays in the connection wells to a gathering system;

•	blowouts or other accidents;

•	adjustments for prior periods;

•	recovery by the operator of expenses incurred in the operation of the properties; or

•	the establishment by the operator of reserves for these expenses.

Any of these delays could reduce the amount of cash available for distribution to Enerplus' unitholders in a given period and expose Enerplus to additional third party credit risks.

The industry in which Enerplus operates exposes Enerplus to potential liabilities that may not be covered by insurance.

Enerplus' operations are subject to all of the risks normally associated with the operation and development of oil and natural gas properties, including the drilling of oil and natural gas wells and the production and transportation of oil and natural gas. These risks and hazards include encountering unexpected formations or pressures, blow-outs, craterings and fires, all of which could result in personal injury, loss of life or environmental and other damage to Enerplus' property and the property of others. Enerplus cannot fully protect against all of these risks, nor are all of these risks insurable. Enerplus may become liable for damages arising from these events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. While Enerplus has both safety and environmental policies in place to protect its operators and employees and to meet regulatory requirements in areas where they operate, any costs incurred to repair damages or pay liabilities would reduce funds available for distribution to the Fund's unitholders.

The loss of Enerplus' key management and other personnel could impact its business.

Unitholders are entirely dependent on the management of Enerplus with respect to the acquisition of oil and natural gas properties and assets, the development and acquisition of additional reserves, the management and administration of all matters relating to Enerplus' properties and the administration of the Fund. Current high commodity prices coupled with a lack of qualified personnel in certain disciplines has created challenges for Enerplus in terms of recruiting and retaining key personnel. The loss of the services of key individuals could have a detrimental effect on the Fund. Investors should carefully consider whether they are willing to rely on the management of Enerplus before investing in the Trust Units.

Conflicts of interest may arise between Enerplus and its directors and officers.

Circumstances may arise where directors and officers of Enerplus are directors or officers of corporations or other entities involved in the oil and gas industry which are in competition to the interests of Enerplus. No assurances can be given that opportunities identified by such persons will be provided to Enerplus.

Lower oil and gas prices increase the risk of write-downs of Enerplus' oil and gas property investments.

Under Canadian accounting rules, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit" that is based, in part, upon estimated future net cash flows from reserves. If the net capitalized costs exceed this limit, Enerplus must charge the amount of the excess against earnings. If oil and natural gas prices decline, Enerplus' net capitalized cost may exceed this ceiling, ultimately resulting in a charge against its earnings. While these write-downs would not affect cash flow, the charge to earnings could be viewed unfavourably in the market.

Unforeseen title defects may result in a loss of entitlement to production and reserves.

From time to time, Enerplus conducts title reviews in accordance with industry practice prior to purchases of resource assets. However, if conducted, these reviews do not guarantee that an unforeseen defect in the chain of title will not arise and defeat Enerplus' title to the purchased assets. If this type of defect were to occur, Enerplus'

entitlement to the production and reserves from the purchased assets could be jeopardized and, as a result, distributions to unitholders may be reduced.

Risks Related to Enerplus' Structure and the Ownership of the Trust Units

Changes in tax and other laws may adversely affect unitholders.

Income tax laws, or other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and resource allowance, may in the future be changed or interpreted in a manner that adversely affects the Fund and its unitholders. For instance, certain proposed amendments to the Tax Act announced in the Canadian federal government's 2004 budget (which are currently suspended pending further consultation) may affect the taxation of income trusts or the permitted amount of non-Canadian resident ownership of the Trust Units. See "General Development of Enerplus Resources Fund - Update on Mutual Fund Trust Status and Taxation Matters".

Enerplus may not be able to take steps necessary to ensure that the Fund maintains its mutual fund trust status. Even if the Fund is successful in taking such measures, these measures could be adverse to certain holders of Trust Units, particularly "non-residents" of Canada (as defined in the Tax Act). The directors of Enerplus could impose a specific limit on the number of Trust Units that could be beneficially owned by non-residents of Canada, similar to the non-resident ownership restrictions in place for other income funds and royalty trusts in Canada, or could implement a dual-class unit structure what would effectively limit the aggregate number of Trust Units that could be owned by non-residents of Canada. Steps could be taken to ensure that no additional Trust Units are issued or transferred to non-residents, including limiting or suspending the trading of the Trust Units on the New York Stock Exchange. If it is necessary to reduce the level of non-resident ownership below a certain level, non-residents may be required to sell all or a portion of their Trust Units. In these circumstances, the Trust Units would continue to trade on the Toronto Stock Exchange and non-residents of Canada would continue to be able to sell their Trust Units on that Exchange. There can be no assurance that such circumstances would not detrimentally affect the market price of the Trust Units. See "Description of the Trust Units and the Trust Indenture - Non-Resident Ownership Provisions."

Additionally, legislation may be implemented to limit the investment in income funds and royalty trusts by certain investors or to change the manner in which these entities are taxed. Tax authorities having jurisdiction over Enerplus or the unitholders may disagree with how Enerplus calculates its income for tax purposes or could change administrative practices to Enerplus' detriment or the detriment of its unitholders.

There would be material adverse tax consequences if the Fund lost its status as a mutual fund trust under Canadian tax laws.

Enerplus intends that the Fund will continue to qualify as a mutual fund trust for purposes of the Tax Act. The Fund may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. See "-- Changes in tax and other laws may adversely affect unitholders" above and "General Development of Enerplus Resources Fund - Update on Mutual Fund Trust Status and Taxation Matters". Should the status of the Fund as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Fund and its unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

•
The Fund would be taxed on certain types of income distributed to unitholders, including income generated by the royalties held by the Fund. Payment of this tax may have adverse consequences for some unitholders, particularly unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

•	The Fund would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

•
Trust Units held by unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

•
Trust Units would not constitute qualified investments for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESPs") or deferred profit sharing plans ("DPSPs"). If, at the end of any month, one of these exempt plans holds Trust Units that are not qualified investments, the plan must pay a tax equal to 1% of the fair market value of the Trust Units at the time the Trust Units were acquired by the exempt plan. An RRSP or RRIF holding non-qualified Trust Units would be subject to taxation on income attributable to the Trust Units. If an RESP holds non-qualified Trust Units, it may have its registration revoked by the Canada Customs and Revenue Agency.

•	The Fund would no longer be exempt from the application of the alternative minimum tax provisions of the Tax Act.

The rights of an Enerplus unitholder differ from those associated with other types of investments.

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in a corporation involved in the oil and gas business. The Trust Units represent an equal fractional beneficial interest in the Fund. Although the Trust Indenture generally provides a unitholder of the Fund with substantially all of the same protections, rights and remedies as a shareholder would have under the Business Corporations Act (Alberta), the ownership of the Trust Units does not provide unitholders with the statutory rights normally associated with ownership of shares of a corporation, including, for example, the right to bring "oppression" or "derivative" actions. Additionally, the Fund and/or its unitholders may not be able to benefit from or utilize insolvency or restructuring legislation to the same extent as if the Fund were a corporation. The unavailability of these statutory rights may also reduce the ability of the Fund's unitholders to seek legal remedies against other parties on Enerplus' behalf.

The Trust Units are also unlike conventional debt instruments in that there is no principal amount owing directly to unitholders. The Trust Units will have no value when reserves from Enerplus' properties can no longer be economically produced or marketed. Unitholders will only be able to obtain a return of the capital they invested during the period when reserves may be economically recovered and sold. Accordingly, the distributions unitholders receive over the life of an investment may not meet or exceed the initial capital investment.

Changes in market-based factors may adversely affect the trading price of the Trust Units.

The market price of the Trust Units is primarily a function of anticipated distributions to unitholders and the value of the properties owned by Enerplus. The market price of the Trust Units is therefore sensitive to a variety of market based factors including, but not limited to, interest rates and the comparability of the Fund's Trust Units to other yield-oriented securities. Any changes in these market-based factors may adversely affect the trading price of the Trust Units.

The limited liability of the Fund's unitholders is uncertain.

Notwithstanding the fact that Alberta (the Fund's governing jurisdiction) has adopted legislation purporting to limit trust unitholder liability, because of uncertainties in the law relating to investment trusts, there is a risk that a unitholder could be held personally liable for obligations of the Fund in respect of contracts or undertakings which the Fund enters into and for certain liabilities arising otherwise than out of contracts including claims in tort, claims for taxes and possibly certain other statutory liabilities. Enerplus has structured itself and attempted to conduct its business in a manner which mitigates the Fund's liability exposure and where possible, limit its liability to Fund property. However, such protective actions may not completely avoid unitholder liability. Notwithstanding Enerplus' attempts to limit unitholder liability, unitholders may not be protected from liabilities of the Fund to the same extent that a shareholder is protected from the liabilities of a corporation. Further, although the Fund has agreed to indemnify and hold harmless each unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a unitholder resulting from or arising out of the unitholder not having limited liability, Enerplus cannot assure prospective investors that any assets would be available in these circumstances to reimburse unitholders for any such liability. However, personal liability to unitholders of a trust in Canada is minimal where the beneficiaries are not controlling the day-to-day activities of the trust and there is no direct contact between the beneficiaries of the trust and parties who contract with the trust, each of which conditions is satisfied in the case of the Fund and its unitholders. Legislation that proposes to limit trust unitholder liability has been implemented in Alberta but there is no assurance that such legislation will eliminate all risk of unitholder liability. Additionally, the legislation does not affect the liability of unitholders with respect to any act, default, obligation or liability that arose prior to July 1, 2004.

The redemption rights of unitholders is limited.

Unitholders have a limited right to require the Fund to repurchase Trust Units, which is referred to as a redemption right. See "Description of the Trust Units and the Trust Indenture - Redemption Right". It is anticipated that the redemption right will not be the primary mechanism for unitholders to liquidate their investment. The Fund's ability to pay cash in connection with a redemption is subject to limitations. Any securities which may be distributed in specie to unitholders in connection with a redemption may not be listed on any stock exchange and a market may not develop for such securities. In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.

Risks Particular to United States and Other Non-Resident Unitholders

In addition to the risk factors set forth above (and in particular those set forth under "Risks Related to Enerplus' Structure and the Ownership of the Trust Units - Changes in tax and other laws may adversely affect unitholders"), the following risk factors are particular to unitholders who are not residents of Canada.

United States unitholders may be subject to passive foreign investment company rules.

The Fund may be a passive foreign investment company for United States federal income tax purposes for the 2004 taxable year and in subsequent taxable years. However, Enerplus has received advice that the Fund should not be considered a passive foreign investment company for the years 2002, 2003 and 2004. If the Fund were classified as a passive foreign investment company, United States unitholders (other than most tax-exempt investors) would be subject to adverse tax rules. Under these adverse tax rules, United States unitholders generally would be required to allocate any gain or any excess distributions, which include any annual distributions other than in the first year the unitholder held Trust Units, that is greater than 125% of the average annual distributions received by that unitholder in the three preceding taxable years or, if shorter, that unitholder's holding period for Trust Units. The amount allocated to the current taxable year and any year prior to the first year in which Enerplus was a passive foreign investment company would be taxed as ordinary income in the current year. The amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each of the other taxable years. Holders will not be able to make a "qualified electing fund" election or, with respect to the Fund's operating subsidiaries that were considered to be passive foreign investment companies, a "mark-to-market" election to protect themselves from these potential adverse consequences if Enerplus were ultimately determined to be a passive foreign investment company. United States unitholders are strongly urged to consult their own tax advisors regarding the United States federal income tax consequences of Enerplus' possible classification as a passive foreign investment company and the consequences of such classification.

United States and other non-resident unitholders may be subject to additional taxation.

The Canadian Tax Act and the tax treaties between Canada and other countries may impose additional withholding or other taxes on the cash distributions or other property paid by the Fund to unitholders who are not residents of Canada, and these taxes may change from time to time. For instance, effective January 1, 2005, a 15% withholding tax is applied to return of capital portion of distributions made to non-resident unitholders. See "General Development of Enerplus Resources Fund - Update on Mutual Fund Trust Status and Taxation Matters".

The ability of United States and other non-resident unitholders investors to enforce civil remedies may be limited.

The Fund is a trust organized under the laws of Alberta, Canada, and Enerplus' principal place of business is in Canada. Most of the directors and all of the officers of Enerplus are residents of Canada and most of the experts who provide services to Enerplus (such as its auditors and independent reserve engineers) are residents of Canada, and all or a substantial portion of their assets and Enerplus' assets are located within Canada. As a result, it may be difficult for investors in the United States or other non-Canadian jurisdictions (a "Foreign Jurisdiction") to effect service of process within such Foreign Jurisdiction upon such directors, officers and representatives of experts who are not residents of the Foreign Jurisdiction or to enforce against them judgments of courts of the applicable Foreign Jurisdiction based upon civil liability under the securities laws of such Foreign Jurisdiction, including United States federal securities laws or the securities laws of any state within the United States. In particular, there is doubt as to the enforceability in Canada against Enerplus or any of its directors, officers or representatives of experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts of liabilities based solely upon the United States federal securities laws or the securities laws of any state within the United States.

MARKET FOR SECURITIES

The Trust Units are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE"). The trading symbol for the Trust Units on the TSX is "ERF.UN" and on the NYSE is "ERF".

The following table sets forth certain trading information for the Trust Units on the TSX in 2004.

Month	High	Low	Close	Volume
January	$40.00	$35.70	$37.72	3,824,125
February	40.40	34.50	39.93	4,146,791
March	41.48	35.50	38.44	6,453,331
April	39.30	32.73	34.87	5,470,719
May	36.22	32.75	34.64	4,145,856
June	39.14	34.62	37.86	7,688,645
July	39.65	37.48	39.65	2,877,564
August	40.25	37.34	38.88	2,981,325
September	42.08	38.04	41.19	4,221,920
October	44.10	38.60	39.82	4,066,684
November	42.17	38.07	41.88	3,756,802
December	44.54	39.05	43.60	3,727,625

The following table sets forth certain trading information for the Trust Units on the NYSE in 2004.

Month	High		Low		Close		Volume
January	US$	31.45	US$	27.01	US$	28.40	5,869,200
February		30.21		25.80		29.98	5,197,700
March		31.02		26.66		29.31	6,949,800
April		29.91		24.25		25.25	8,277,100
May		26.05		23.65		25.43	5,044,500
June		29.09		25.35		28.46	8,404,500
July		29.79		28.44		29.63	3,561,800
August		30.54		28.58		29.63	4,419,200
September		33.03		29.68		32.52	3,960,400
October		35.09		30.51		32.70	6,285,700
November		35.49		31.59		35.35	4,839,000
December		36.44		32.75		36.31	4,761,300

DIRECTORS AND OFFICERS

Directors of EnerMark

The directors of EnerMark are nominated by the unitholders of the Fund at each annual meeting of unitholders. All directors serve until the next annual meeting or until a successor is elected or appointed. The name, municipality of residence, year of appointment as a director of EnerMark and principal occupation for the past five years for each director of EnerMark are set forth below.

Name and Residence	Director Since	Principal Occupation for Past Five Years(9)
Edwin Dodge (3)(4) Calgary, Alberta, Canada	May 2004
Corporate director since 2004. Prior thereto Chief Operating Officer of Canadian Pacific Railway Limited ("CPR") (a public Canadian national rail company) since 2001. Prior thereto, various senior roles with CPR and its predecessors.

Gordon J. Kerr (9) Calgary, Alberta, Canada	May 2001
President and Chief Executive Officer of Enerplus since May 2001 (and Chief Financial Officer of Enerplus until December 2001). Prior thereto, Executive Vice President and Chief Financial Officer of Enerplus since January 2001. Prior thereto, Senior Vice President, Financial Services of Enerplus since September 2000. Prior thereto, Vice President, Finance and Chief Financial Officer of Enerplus since 1998.

Douglas R. Martin (1)(4)(6) Calgary, Alberta, Canada	July 2000
President of Charles Avenue Capital Corp. (a private merchant banking company) since April 2000. Prior thereto, Chairman of the Board of Pursuit Resources Corp. (an oil and natural gas exploration and production company).

Robert Normand (2)(4)(7) Rosemere, Québec, Canada	June 2001	Corporate director.

Glen Roane (2)(5) Canmore, Alberta, Canada	June 2004	Corporate director.

Eric P. Tremblay (9)(10) Calgary, Alberta, Canada	January 2001
Senior Vice President, Capital Markets of Enerplus since September 2000. Prior thereto, Senior Vice President, Corporate Development of Enerplus since January 2000. Prior thereto, Vice President, Corporate Development of Enerplus since 1996.

Donald T. West (5) Calgary, Alberta, Canada	April 2003	Businessman since October 1999. Prior thereto, President and Chief Executive Officer of Rigel Energy Corporation (an oil and natural gas exploration and production company).

Harry B. Wheeler (2)(5) Calgary, Alberta, Canada	January 2001
President of Colchester Investments Ltd. (a private investment firm) since January 2001. Prior thereto, Chairman of the Board of Cabre Exploration Ltd. (an oil and natural gas exploration and production company).

Robert L. Zorich (3)(8) Houston, Texas, USA	January 2001	Managing Director of EnCap Investments L.P. (a private firm that provides private equity financing to the oil and gas industry).

Notes:
(1)	Chairman of the board of directors and ex officio member of all committees of the board of directors.
(2)	The Audit and Risk Management Committee is comprised of Robert Normand as Chairman, Harry B. Wheeler and Glen Roane.
(3)	The Corporate Governance, Nominating and Environment, Health & Safety Committee is comprised of Robert L. Zorich as Chairman and Edwin Dodge.
(4)	The Compensation and Human Resources Committee is comprised of Douglas R. Martin as Chairman, Robert Normand and Edwin Dodge.
(5)	The Reserves Committee is comprised of Harry B. Wheeler as Chairman, Donald T. West and Glen Roane.

(6)
From 1991 to 2000, Mr. Martin was director of Coho Energy, Inc. ("Coho"), an oil and natural gas corporation that was listed on the TSE and NASDAQ. In 1999, Coho filed for protection under United States federal bankruptcy law, from which it was released in April, 2000. The directors of Coho were not held responsible for any actions. Mr. Martin resigned as a director of Coho in April of 2000.

(7)
Mr. Normand served as a director of Concert Industries Ltd. ("Concert") when it and its Canadian operating subsidiaries announced on August 5, 2003 that it had filed for protection under the Companies' Creditors Arrangement Act ("CCAA"). Concert was restructured and a plan of compromise and arrangement for its operating subsidiaries was approved in December 2004 allowing them to emerge from the CCAA proceedings. Mr. Normand no longer serves as a director of Concert.

(8)
In late 1997, Mr. Zorich was appointed to the board of directors of Benz Energy Inc. ("Benz"), a Vancouver Stock Exchange (later the Canadian Venture Exchange and now the TSX Venture Exchange) listed company at the time, as a representative of Mr. Zorich's employer, EnCap Investments L.P., which had provided certain financing to Benz. On November 8, 2000, Benz, together with its wholly-owned subsidiary, Texstar Petroleum Inc., jointly filed a petition for protection under United States federal bankruptcy law, and on January 19, 2001, the shares of Benz were made subject to a cease trade order by the Alberta Securities Commission and suspended from trading on the Canadian Venture Exchange Inc. for failing to file required financial information.

(9)
Prior to the completion of the acquisition of EGEM by Enerplus on April 23, 2003, the executive services of Enerplus Resources Fund were provided by EGEM and its predecessors pursuant to a management agreement. All references to Enerplus in the above table prior to April 23, 2003 should be construed as references to EGEM, but for simplicity, Enerplus has been utilized throughout the above table.

(10)	Mr. Tremblay is not standing for re-election as a director at the 2005 annual general and special meeting of Enerplus unitholders to be held on April 12, 2005.

Officers of EnerMark

The name, municipality of residence, position held and principal occupation for the past five years for each officer of EnerMark are set out below:

Name and Residence	Office	Principal Occupation for Past Five Years(1)
Gordon J. Kerr Calgary, Alberta, Canada	President and Chief Executive Officer
President and Chief Executive Officer of Enerplus since May 2001 (and Chief Financial Officer of Enerplus until December 2001). Prior thereto, Executive Vice President and Chief Financial Officer of Enerplus since January 2001. Prior thereto, Senior Vice President, Financial Services of Enerplus since September 2000. Prior thereto, Vice President, Finance and Chief Financial Officer of Enerplus since 1998.

Heather J. Culbert Calgary, Alberta, Canada	Senior Vice President, Corporate Services	Senior Vice President, Corporate Services of Enerplus since March 2001. Prior thereto, Vice President, Management Information Systems & Administration of Enerplus since 1996.

Ian C. Dundas Calgary, Alberta, Canada	Senior Vice President, Business Development
Senior Vice President, Business Development since July 2004. Prior thereto, Vice President and Director, Business Development of Enerplus since February 2003. Prior thereto, Vice President of EGEM since August 2001. Prior thereto, Chief Financial Officer of Medmira Inc., (a public biotechnology company) since 1999.

Garry A. Tanner Calgary, Alberta, Canada	Senior Vice President and Chief Operating Officer
Senior Vice President and Chief Operating Officer of Enerplus since February 2003. Prior thereto, Senior Vice President, New Business Development of EGEM since August 2001 (in addition to Senior Vice President of El Paso Merchant Energy (a merchant trading company) since October 2000). Prior thereto, Senior Vice President of EnCap Investments L.L.C. (a private firm that provides private equity financing to the oil and gas industry) since 1997.

Eric P. Tremblay Calgary, Alberta, Canada	Senior Vice President, Capital Markets
Senior Vice President, Capital Markets of Enerplus since September 2000. Prior thereto, Senior Vice President, Corporate Development of Enerplus since January 2000. Prior thereto, Vice President, Corporate Development of Enerplus since 1996.

Name and Residence	Office	Principal Occupation for Past Five Years(1)
Robert J. Waters Calgary, Alberta, Canada	Senior Vice President and Chief Financial Officer
Senior Vice President and Chief Financial Officer of Enerplus since December 2001. Prior thereto, Vice President, Finance and Chief Financial Officer of Pengrowth Corporation (a subsidiary of an oil and gas income trust) since June 1998.

Jo-Anne M. Caza Calgary, Alberta, Canada	Vice President, Investor Relations	Vice President of Investor Relations of Enerplus since September 2000. Prior thereto, Manager, Investor Relations of Enerplus since 1998.

Daryl W. Cook Calgary, Alberta, Canada	Vice President, Operations	Vice President, Operations of Enerplus since 1997.

Rodney D. Gray Calgary, Alberta, Canada	Vice President, Finance
Vice President, Finance of Enerplus since February 2005. Prior thereto, Controller, Finance of Enerplus since June 2002. Prior thereto, independent consultant since September 2001. Prior thereto, Controller (since 1999) and Manager, Financial Reporting (since 1998) with Berkley Petroleum Corp.

David A. McCoy Calgary, Alberta, Canada	Vice President, General Counsel & Corporate Secretary
Vice President, General Counsel & Corporate Secretary of Enerplus since December 2002. Prior thereto, Consultant, Offshore & International Operations, with EnCana Corporation (an oil and gas exploration and production company) since 2002. Prior thereto, Vice President, General Counsel & Governmental Affairs with Conoco Canada Limited since 2000. Prior thereto, Alberta Counsel with Westcoast Energy Inc. (a regulated pipeline and midstream company) since 1998.

Daniel M. Stevens Calgary, Alberta, Canada	Vice President, Development Services	Vice President, Development Services of Enerplus since February 2003. Prior thereto, Manager, Drilling and Completions of Enerplus since 1996.

Wayne G. Ford Calgary, Alberta, Canada	Controller, Operations
Controller, Operations of Enerplus since August 2001. Prior thereto, Controller of Argonauts Group Ltd. (an oil and gas exploration and production company) since January 2000. Prior thereto, Operations Accounting Consultants with Enerplus since September 1998.

Christina S. Meeuwsen Calgary, Alberta, Canada	Assistant Corporate Secretary	Assistant Corporate Secretary of Enerplus since December 2002. Prior thereto, Corporate Secretary of Enerplus since 1996.

Note:
(1)
Prior to the completion of the acquisition of EGEM by Enerplus on April 23, 2003, the executive services of Enerplus Resources Fund were provided by EGEM and its predecessors pursuant to a management agreement. All references to Enerplus in the above table prior to April 23, 2003 should be construed as references to EGEM, but for simplicity, Enerplus has been utilized throughout the above table. Where an individual's principal occupation has been disclosed as being with EGEM, that individual undertook significant activities on behalf of EGEM other than the management of Enerplus Resources Fund.

As of March 7, 2005, the directors and officers named above beneficially own, directly or indirectly, an aggregate of 383,394 Trust Units, representing approximately 0.37% of the outstanding Trust Units as of that date.

Certain of the directors and officers named above may be directors or officers of issuers which are in competition with Enerplus, and as such may encounter conflicts of interests in the administration of their duties with respect to Enerplus. See "Risk Factors - Potential Conflicts of Interest".

Audit Committee Disclosure

The disclosure regarding Enerplus' Audit Committee required under Multilateral Instrument 52-110 adopted by certain of the Canadian securities regulatory authorities is contained in Appendix "D" to this Annual Information Form.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of EnerMark, none of the directors or executive officers of EnerMark, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any material transaction with Enerplus since January 1, 2002 or in any proposed transaction that would materially affect Enerplus.

MATERIAL CONTRACTS AND DOCUMENTS AFFECTING THE RIGHTS OF SECURITYHOLDERS

Enerplus is not a party to any contracts material to its business or operations, other than contracts entered into in the normal course of business.

A copy of the Trust Indenture, which is described under "Information Respecting Enerplus Resources Fund - Description of the Trust Units and the Trust Indenture", was publicly filed on January 5, 2004 and is available on the Fund's SEDAR profile at www.sedar.com. A copy of the Fund's unitholder rights plan agreement has also been filed on the Fund's SEDAR profile: see "Information Respecting Enerplus Resources Fund - Unitholder Rights Plan".

INTERESTS OF EXPERTS

Sproule prepared the Sproule Report in respect of the reserves attributable to Enerplus' conventional oil and natural gas properties, a summary of which is contained in this Annual Information Form. GLJ prepared the GLJ Report in respect of the SAGD reserves attributable to Enerplus' working interest in the Joslyn Creek Project. The auditors of the Fund are Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta. As of the date of the Sproule Report, the directors, officers and associates of Sproule, as a group, beneficially owned, directly or indirectly, less than 1% of the Fund's outstanding Trust Units. As of the date of the GLJ Report, the directors, officers and associates of GLJ, as a group, beneficially owned, directly or indirectly, less than 1% of the Fund's outstanding Trust Units.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Trust Units is CIBC Mellon Trust Company, at its principal offices in Calgary, Alberta, Toronto, Ontario and Montréal, Québec. The co-transfer agent for the Trust Units is Mellon Investor Services LLC in New York, New York.

ADDITIONAL INFORMATION

Additional information relating to the Fund may be found on the Fund's company profile on the SEDAR website at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Fund's securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Fund's information circular dated February 21, 2005 for its 2005 annual general and special meeting of Unitholders. Furthermore, additional financial information relating to the Fund is provided in the Fund's audited consolidated financial statements and management's discussion and analysis for year ended December 31, 2004.

APPENDIX "A"

REPORT ON RESERVES DATA BY INDEPENDENT
QUALIFIED RESERVES EVALUATOR OR AUDITOR

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

To the board of directors of EnerMark Inc., on behalf of Enerplus Resources Fund (the "Fund"):

1.	We have evaluated and reviewed the Fund's reserves data as at December 31, 2004. The reserves data consist of the following:

	(a)	(i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

		(ii)	the related estimated future net revenue; and

	(b)	(i)	proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

		(ii)	the related estimated future net revenue.

2.	The reserves data are the responsibility of the Fund's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Fund evaluated and reviewed by us as of December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Fund's management and the board of directors of EnerMark Inc.:

Location of
Reserves
Independent	Description and	(Country or
Qualified	Preparation Date of	Foreign	New Present Value of future Net Revenue
Reserves Evaluator	Evaluation	Geographic	(10% discount rate)
or Auditor	Report	Area)	Audited	Evaluated	Reviewed	Total
(in $ thousands)
Sproule Associates Limited	Effective December 31, 2004; prepared September 2004 to January 2005	Canada	$0	$2,645,997	$377,274	$3,023,271

5.
In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we have reviewed but did not audit or evaluate.

A - 1

6.	We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Sproule Associates Limited	"Hans J. Firla"
Calgary, Alberta, Canada
March 14, 2005	Hans J. Firla, P. Eng. Project Leader & Associate

"Michael W. Maughan"

Michael W. Maughan, C.P.G., P. Geol. Manager, Geoscience & Associate

"R. Keith MacLeod"

R. Keith MacLeod, P. Eng. Executive Vice-President

A - 2

APPENDIX "B"

REPORT ON RESERVES DATA BY INDEPENDENT
QUALIFIED RESERVES EVALUATOR OR AUDITOR

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

To the board of directors of EnerMark Inc., on behalf of Enerplus Resources Fund (the "Fund"):

1.	We have evaluated and reviewed the Fund's reserves data as at December 31, 2004. The reserves data consist of the following:

	(a)	(i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

		(ii)	the related estimated future net revenue; and

	(b)	(i)	proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

		(ii)	the related estimated future net revenue.

2.	The reserves data are the responsibility of the Fund's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Fund evaluated and reviewed by us as of December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Fund's management and the board of directors of EnerMark Inc.:

Location of
Reserves
Independent	Description and	(Country or
Qualified	Preparation Date of	Foreign	New Present Value of future Net Revenue
Reserves Evaluator	Evaluation	Geographic	(10% discount rate)
or Auditor	Report	Area)	Audited	Evaluated	Reviewed	Total
(in $ thousands)
Gilbert Laustsen Jung Associates Ltd.	Effective December 31, 2004; prepared January 14, 2005	Canada	$0	$52,413	$0	$52,413

5.
In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we have reviewed but did not audit or evaluate.

B - 1

6.	We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Gilbert Laustsen Jung Associates Ltd.	"Dana B. Laustsen"
Calgary, Alberta, Canada
March 14, 2005	Dana B. Laustsen, P. Eng. Executive Vice-President

B - 2

APPENDIX "C"

REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

Terms to which a meaning is described in National Instrument 51-101 have the same meaning herein.

Management of EnerMark Inc. ("EnerMark"), on behalf of Enerplus Resources Fund (the "Fund") are responsible for the preparation and disclosure of information with respect to the Fund's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)	(i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

	(ii)	the related estimated future net revenue; and

(b)	(i)	proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

	(ii)	the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated and reviewed the Fund's reserves data. The reports of the independent qualified reserves evaluators are presented as Appendices "A" and "B" to this Annual Information Form.

The Reserves Committee of the board of directors of EnerMark has:

(a)	reviewed EnerMark's procedures for providing information to the independent qualified reserves evaluators;

(b)	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluators.

The Reserves Committee of the board of directors of EnerMark has reviewed EnerMark's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors of EnerMark has, on the recommendation of the Reserves Committee, approved:

(a)	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b)	the filing of the reports of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.

C - 1

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

ENERPLUS RESOURCES FUND
By EnerMark Inc.

"Gordon J. Kerr"

Gordon J. Kerr
President and Chief Executive Officer

"Garry A. Tanner"

Garry A. Tanner
Senior Vice President and
Chief Operating Officer

"Glen D. Roane"

Glen D. Roane
Director

"Donald T. West"

Donald T. West
Director

March 14, 2005

C - 2

APPENDIX "D"

AUDIT COMMITTEE DISCLOSURE
PURSUANT TO MULTILATERAL INSTRUMENT 52-110

The Audit Committee's Charter

I.	AUTHORITY

The Audit & Risk Management Committee (the "Committee") of the Board of Directors (the "Board") of EnerMark shall be comprised of three or more directors as determined from time to time by resolution of the Board. Consistent with the appointment of other Board committees, the members of the Committee shall be elected by the Board at the first meeting of the Board following each annual meeting of unitholders of Enerplus Resources Fund (the "Fund") or at such other time as may be determined by the Board. The Chairman of the Committee shall be designated by the Board, provided that if the Board does not so designate a Chairman, the members of the Committee, by majority vote, may designate a Chairman. The presence in person or by telephone of a majority of the Committee's members shall constitute a quorum for any meeting of the Committee. All actions of the Committee will require the vote of a majority of its members present at a meeting of the Committee at which a quorum is present.

II.	PURPOSE OF THE COMMITTEE

The Committee's mandate is to assist the Board in fulfilling its oversight responsibilities with respect to:

1.	financial reporting and disclosure of the Fund;

2.	the Fund's compliance with regulatory requirements;

3.	external auditor's qualifications, appointment, fees and independence;

4.	evaluating and monitoring the performance of the Fund's external auditors;

5.	the preparation of the Fund's continuous disclosure documents; and

6.	monitor the manner in which the financial risks of the Fund are being managed.

The Committee shall report to the Board on a regular basis with regard to such matters. The Committee has direct responsibility to recommend the appointment of the external auditors and authority to fix their remuneration. The Committee may take such actions as it may deem necessary to satisfy itself that the Fund's auditors are independent of management. It is the objective of the Committee to maintain free and open means of communications (including the annual proxy information circular) among the Board, the external auditors, and the financial and senior management of EnerMark.

III.	COMPOSITION AND COMPETENCY OF THE COMMITTEE

Each member of the Committee shall be unrelated and, as such, shall be free from any relationship that may interfere with the exercise of his or her independent judgement as a member of the Committee. All members of the Committee shall be financially literate as determined by the Board in the exercise of its business judgement, and shall include a working familiarity with basic finance and accounting practices and an ability to read and understand financial statements. At least one member of the Committee shall have accounting or related financial management expertise. Members are encouraged to enhance their understanding of current issues through means of their preference.

IV.	MEETING OF THE COMMITTEE

The Committee shall meet with such frequency and such intervals, as it shall determine is necessary to carry out its duties and responsibilities. As part of its purpose to foster open communications, the Committee shall meet at least quarterly with management and the Fund's external auditors in separate executive sessions to discuss any matters that the Committee or each of these groups or persons believe should be discussed privately. The Chairman works with the Chief Financial Officer and external auditors to establish the agendas for Committee meetings ensuring that each one's expectations are understood and addressed. The Committee, in its discretion, may ask members of management or others to attend its meetings (or portions thereof) and to provide pertinent information as necessary. The Committee shall maintain minutes of its meetings and records relating to those meetings and the Committee's activities and provide copies of such minutes to the Board.

V.	DUTIES AND ACTIVITIES OF THE COMMITTEE

Evaluation and Appointment of External Auditors

1.	Make recommendations to the Board on the appointment of external auditors of the Fund and its subsidiaries;

2.	Review and approve the Fund's external auditors' annual engagement letter and audit plans, including the proposed fees contained therein;

3.
Review the performance of the external auditors and make recommendations to the Board regarding their replacement when circumstances warrant. The review shall take into consideration the evaluation made by management of the external auditor's performance. Approve payment of audit fees and pre-approve audit related and other authorized work fees;

4.	Oversee the independence of the external auditors by, among other things;

(a)	requiring the external auditors to deliver to the Committee on a periodic basis a formal written statement delineating all relationships between the external auditors and the Fund;

(b)
actively engaging in a dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditors and recommending that the Board take appropriate action to satisfy itself of the auditors' independence;

(c)	pre-approve the nature of non-audit related services and the fees thereon;

(d)	conduct private sessions with the external auditors and favor direct communications between the Chairman of the Committee and the audit partner; and

(e)
instruct the Fund's external auditors that they are ultimately accountable to the Committee and the Board and that the Committee and the Board are responsible for the selection (subject to unitholder approval), evaluation and termination of the Fund's external auditors.

Oversight of Annual and Quarterly Statements and Management Discussion and Analysis

5.	Review and approve, if appropriate, the annual audit plan of the external auditors, including the scope of audit activities, and monitor such plan's progress and results during the year;

6.	Confirm, through private discussions with the external auditors and management, that no restrictions are being placed on the scope of the external auditors' work;

7.	Ensure adequacy of financial results and disclosure in the management, discussion and analysis through the review of:

(a)
external auditors report, the annual and quarterly financial statements, the management's discussion and analysis, the "Memorandum Regarding Accounting Procedures and Internal Control", the certification process by the CEO and CFO, and any other pertinent reports and management's responses concerning the financial statements;

(b)
the qualitative judgments of the external auditors about the appropriateness, not just the acceptability, of accounting principles and financial disclosure practices used or proposed to be adopted by the Fund and, particularly, their views about alternate accounting treatments and their effects on the financial results;

(c)	the methods used to account for significant unusual transactions;

(d)	the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

(e)	management's process for formulating sensitive accounting estimates and the reasonableness of these estimates;

(f)	significant recorded and unrecorded audit adjustments;

(g)	any material accounting issues among management and the external auditors;

(h)	other matters required to be communicated to the Committee under generally accepted auditing standards by the external auditors; and

(i)	management's acknowledgement of its responsibility towards the financial statements.

Oversight of Financial Reporting Process, Internal Controls and Certification Process

8.	Review any developments concerning the "Notification of Improprieties Policy" and responses on calls received;

9.
Review the adequacy and effectiveness of the financial reporting system and internal control policies and procedures with the external auditors and management. Ensure that EnerMark complies with all new regulations in this regard;

10.
Review with management EnerMark and the Fund's administrative, operational and accounting internal controls, including controls and security of the computerized information systems, and evaluate whether EnerMark and the Fund is operating in accordance with its prescribed policies, procedures and codes of conduct;

11.	Review with management and the external auditors any reportable condition and material weaknesses affecting internal controls;

12.
Receive periodic reports from the external auditors and management to assess the impact of significant accounting or financial reporting developments proposed by the CICA, the AICPA, the Financial Accounting Standards Board, the SEC, the relevant Canadian securities commissions, stock exchanges or other regulatory body, or any other significant accounting or financial reporting related matters that may have a bearing on EnerMark and the Fund;

13.	Establish and maintain free and open means of communication between the Board, the Committee, the external auditors and management;

Review of Business Risks

14.	Review with management, the list of risks that they have identified and ensure that management has implemented appropriate systems to monitor, mitigate and report such business risks;

15.	Review adequacy of the insurance coverage;

16.	Review the implementation of hedging policy and its implementation;

17.	Review the disclosure of those risks in the documents sent to unitholders to ensure that it meets with industry standards and adequately describes them to unitholders;

Other Matters

18.	Conduct or authorize investigations into any matters within the Committee's scope of responsibilities, including retaining outside counsel or other consultants or experts for this purpose;

19.	Discuss press releases regarding earnings and other financial information provided to analysts and rating agencies;

20.	Review the disclosure made in the Fund's Annual Report, Annual Information Form, Form 40-F and Information Circular regarding the Audit & Risk Management Committee; and

21.	Perform such additional activities, and consider such other matters, within the scope of its responsibilities, as the Committee or the Board deems necessary or appropriate.

VI.	OVERSIGHT OF VARIOUS FINANCIAL EXTERNAL REPORTS

The Committee will oversee the adequacy of the financial reporting contained in the Annual Report, Annual Information Form, prospectuses, Form 40-F and any other document of the same nature.

VII.	INTERNAL FUNCTIONING OF THE COMMITTEE

Once a year, the Committee reviews the adequacy of its charter and brings to the attention of the Board any required changes, if any, for approval. The Committee will also, annually, make a critical review of its past performance to ensure that it has assumed its responsibilities and executed all required tasks and will suggest changes if it failed to do so. This review will also cover individual member's performance.

While the Committee has the duties and responsibilities set forth in this charter, the Committee is not responsible for planning or conducting the audit or for determining whether the Fund's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Similarly, it is not the responsibility of the Committee to resolve disagreements, if any, between management and the independent auditors. While it is acknowledged that the Committee is not legally obliged to ensure that EnerMark and the Fund comply with all laws and regulations, the spirit and intent of this Charter is that the Committee shall take reasonable steps to encourage EnerMark and the Fund to act in full compliance therewith.

Composition of the Audit Committee

The members of the Audit Committee are Robert L. Normand (Chair), Glen D. Roane and Harry B. Wheeler. Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110.

Relevant Education and Experience

Name (Director Since)	Principal Occupation and Biography
Mr. Robert L. Normand (CA)
(June 2001)

Other Public Directorships
•  Quebecor World Inc. (commercial print media services)
•  Cambior Inc. (gold mining)
•  Aurizon Mines (gold mining)
•  ING Canada Ltd. (property and casualty insurance)
•  Sportscene Inc. (chain of restaurants)
•  Fonds d'Investissement REA (mutual fund)

Mr. Normand is a corporate director and serves on the board of several private and public corporations operating in various fields of the economy, including printing and media, mining and financial. Mr. Normand worked as an external auditor and held accounting responsibilities in two industries before joining Gaz Métropolitain in 1972 where he ultimately held the position of Chief Financial Officer until his retirement in 1997. Mr. Normand is a past President of the Financial Executives Institute Canada and past Vice President of the Financial Executives Institute.

Mr. Glen D. Roane (BA, MBA)
(June 2004)

Other Public Directorships
•  Destiny Resource Services Corp. (oil and gas service business)
•  Badger Income Fund (provider of non-destructive excavation services)
•  Forte Resources Inc. (oil and gas producer)

Mr. Roane is a corporate director and serves on the board of several private and public corporations operating primarily in the field of oil and gas production and service businesses. Until 1997, Mr. Roane spent almost twenty years in the Canadian financial services industry, working in increasingly senior roles in corporate banking, investment banking and the management of investments in marketable securities.

Mr. Harry B. Wheeler (BSG) (January 2001) Other Public Directorships • Purcell Energy Ltd. (oil and gas exploration and production)
Mr. Wheeler is the President of Colchester Investments, a private financial corporation. Mr. Wheeler has extensive experience in the oil and gas industry and was operator of his private company before founding Cabre Exploration Ltd. in 1980, and was Chairman of the Board until EnerMark Income Fund acquired Cabre in December 2000. Mr. Wheeler is currently a director of a number of public and private corporations.

Pre-Approval Policies and Procedures

The Committee has implemented a policy restricting the services that may be provided by the Fund's auditors and the fees paid to the Fund's auditors. Prior to the engagement of the Fund's auditors to perform both audit and non-audit services, the Committee pre-approves the provision of the services. In making their determination regarding non-audit services, the Committee considers the compliance with the policy and the provision of non-audit services in the context of avoiding impact on auditor independence. All audit and non-audit fees paid to Deloitte & Touche LLP in 2004 and 2003 were pre-approved by the Committee. Based on the Committee's discussions with management and the independent auditors, the Committee is of the view that the provision of the non-audit services by Deloitte & Touche LLP described above is compatible with maintaining that firm's independence from the Fund.

External Auditor Service Fees

The aggregate fees paid by the Fund to Deloitte & Touche LLP, the auditors of the Fund, for professional services rendered in the Fund's last two fiscal years are as follows:

	2004	2003
	(in $ thousands)
Audit fees(1)	$338.7	$302.0
Audit-related fees(2)	-	-
Tax fees(3)	19.9	47.8
All other fees(4)	-	-
	$358.6	$349.8

Notes:
(1)
Audit fees were for professional services rendered by Deloitte & Touche LLP for the audit of the Fund's annual financial statements and reviews of the Fund's quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

(2)
Audit-related fees are for assurance and related services reasonably related to the performance of the audit or review of the Fund's financial statements and not reported under "Audit fees" above. No audit-related fees were incurred in the Fund's last two fiscal years.

(3)	Tax fees were for tax compliance, tax advice and tax planning. The fees were for services performed by the Fund's auditors' tax division except those tax services related to the audit.
(4)
All other fees are fees for products and services provided by the Fund's auditors other than those described as "Audit fees", "Audit-related fees" and "Tax fees". No such fees were incurred in the Fund's last two fiscal years.

Enerplus Resources Fund
The Dome Tower
Suite 3000, 333 - 7th Avenue S.W.
Calgary, Alberta, Canada
T2P 2Z1
Telephone: (403) 298-2200
Fax: (403) 298-2211
www.enerplus.com